Filed Pursuant to Rule 424(b)(4)
Registration No. 333-225049

Up to 11,315,000 Shares

Jones Soda Co.

Common Stock

This prospectus relates to the resale, from time to time, by selling shareholders named herein of up to an aggregate of 11,315,000 shares of common stock, no par value (the “Shares”), of Jones Soda Co., a Washington corporation (the “Company”). All of the Shares being sold by the selling shareholders are issuable upon the conversion of a portion or all of the convertible subordinated promissory notes (the “Convertible Notes”) issued pursuant to that certain Note Purchase Agreement dated as of March 23, 2018 among the Company and the purchasers of the Convertible Notes. We refer to the section “DESCRIPTION OF CAPITAL STOCK – Convertible Subordinated Promissory Notes” for the background on the issuance of the Convertible Notes and the Shares.

The selling shareholders may sell, transfer or otherwise dispose of their Shares on any stock exchange, market or facility on which our common stock may be traded, in privately negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. See the disclosure under the heading “PLAN OF DISTRIBUTION” for more information about how the selling shareholders may sell or otherwise dispose of their Shares hereunder.

Our common stock is listed for quotation on the OTCQB under the symbol “JSDA.” On July 20, 2018, the last reported price per share of our common stock was $0.27 per share.

All of the Shares are being sold by the selling shareholders named in this prospectus. We will not receive any of the proceeds from the sale of the Shares being sold by the selling shareholders.

We are registering the offer and sale of the Shares pursuant to certain registration rights granted to the selling shareholders pursuant to the Registration Rights Agreement dated March 23, 2018 by and among us and the selling shareholders (the “Registration Rights Agreement”). The registration of the Shares does not necessarily mean that any of the Shares will be sold by the selling shareholders or that the holders of the Convertible Notes will convert them into the Shares. The timing and amount of any conversion of the Convertible Notes and any sale of the Shares is within the sole discretion of each selling shareholder. We are bearing all of the expenses in connection with the registration of the Shares, but all selling and other expenses incurred by the selling shareholders, including commissions and discounts, if any, attributable to the sale or disposition of the Shares will be borne by the selling shareholders.

You should read this prospectus, the applicable prospectus supplement, if any, and other materials carefully before you invest.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” ON PAGE 2 OF THIS PROSPECTUS AND, IF APPLICABLE, IN THE DOCUMENTS WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION AND AS SET FORTH IN ANY APPLICABLE PROSPECTUS SUPPLEMENT BEFORE INVESTING IN OUR SECURITIES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 23, 2018

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ABOUT THIS PROSPECTUS

You should rely only on the information that we have provided or incorporated by reference in this prospectus, any applicable prospectus supplement and any related free writing prospectus that we may authorize to be provided to you. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus that we may authorize to be provided to you. This prospectus is an offer to sell the Shares, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus, any applicable prospectus supplement or any related free writing prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus, any applicable prospectus supplement or any related free writing prospectus, or any sale of a security registered under the registration statement of which this prospectus is a part.

This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the sale of the Shares, you should refer to the registration statement including the exhibits. This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information.” We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in the accompanying prospectus were made solely for the benefit of the parties to such agreement, including in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

As used in this prospectus, unless the context indicates or otherwise requires, “Jones Soda,” “the Company,” “we,” “us,” “our” and similar terms refer to Jones Soda Co. and its subsidiaries unless the context requires otherwise. When we refer to “you,” we mean the potential holders of the Shares.

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in the Shares and is qualified in its entirety by, and should be read in connection with, the more detailed information appearing elsewhere and incorporated by reference in this prospectus. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” before deciding to buy the Shares.

The Company

We develop, produce, market and distribute premium beverages, which we sell and distribute primarily in the United States and Canada through our network of independent distributors and directly to our national and regional retail accounts. We also sell products in select international markets. Our products are sold in grocery stores, convenience and gas stores, on fountain in restaurants, “up and down the street” in independent accounts such as delicatessens and sandwich shops, as well as through our national accounts with several large retailers. We refer to our network of independent distributors as our direct store delivery (DSD) channel, and we refer to our national and regional accounts who receive shipments directly from us as our direct to retail (DTR) channel.

We do not directly manufacture our products, but instead outsource the manufacturing process to third-party contract manufacturers. We also sell various products online, including soda with customized labels, wearables, candy and other items, and we license our trademarks for use on products sold by other manufacturers.

The Offering

This prospectus relates to the possible resale, from time to time, by the selling shareholders identified in this prospectus of up to 11,315,000 shares of our common stock, no par value (the “Shares”), which are issuable to the selling shareholders upon the conversion of the Convertible Notes at maturity. The Convertible Notes are convertible at any time on or prior to maturity at the sole discretion of the selling shareholders.

Corporate Information

We are a Washington corporation formed in 2000 as a successor to Urban Juice and Soda Company Ltd., a Canadian company formed in 1986. Our principal place of business is located at 66 South Hanford Street, Suite 150, Seattle, Washington 98134. Our telephone number is (206) 624-3357. Our corporate website address is https://www.jonessoda.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

RISK FACTORS

You should carefully consider the following risk factors that may affect our business, including our financial condition and results of operations. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business. If any of the following risks actually occur, our business could be harmed, the trading price of our common stock could decline and you could lose all or part of your investment in us.

Risk Factors Relating to Our Company and Our Business

If we are not able to successfully execute on our future operating plans, our financial condition and results of operation may be materially adversely affected, and we may not be able to continue as a going concern.

It is critical that we meet our sales goals and increase sales going forward as our operating plan already reflects prior significant cost containment measures and may make it difficult to achieve top-line growth if further significant reductions become necessary. If we do not meet our sales goals, our available cash and working capital will decrease and our financial condition will be negatively impacted. While we have access to and use our secured credit facility for our working capital requirements, it may be insufficient for these purposes and we may not be successful in raising additional capital as necessary.

We may need additional financing in the future, which may not be available when needed or may be costly and dilutive.

We may require additional financing to support our working capital needs in the future. The amount of additional capital we may require, the timing of our capital needs and the availability of financing to fund those needs will depend on a number of factors, including our strategic initiatives and operating plans, the performance of our business and the market conditions for debt or equity financing. Additionally, the amount of capital required will depend on our ability to meet our sales goals and otherwise successfully execute our operating plan. We believe it is imperative to meet these sales objectives in order to lessen our reliance on external financing in the future. Although we believe various debt and equity financing alternatives will be available to us to support our working capital needs, financing arrangements on acceptable terms may not be available to us when needed. Additionally, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to our existing shareholders. Any such financing alternatives may not provide us with sufficient funds to meet our long-term capital requirements. If necessary, we may explore strategic transactions that we consider to be in the best interest of the Company and our shareholders, which may include, without limitation, public or private offerings of debt or equity securities, a rights offering, and other strategic alternatives; however, these options may not ultimately be available or feasible.

Our reliance on distributors, retailers and brokers could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

Our ability to maintain and expand our existing markets for our products, and to establish markets in new geographic distribution areas, is dependent on our ability to establish and maintain successful relationships with reliable distributors, retailers and brokers strategically positioned to serve those areas. Most of our distributors, retailers and brokers sell and distribute competing products, including non-alcoholic and alcoholic beverages, and our products may represent a small portion of their businesses. The success of this network will depend on the performance of the distributors, retailers and brokers of this network. There is a risk that the mentioned entities may not adequately perform their functions within the network by, without limitation, failing to distribute to sufficient retailers or positioning our products in localities that may not be receptive to our product. Our ability to incentivize and motivate distributors to manage and sell our products is affected by competition from other beverage companies who have greater resources than we do. To the extent that our distributors, retailers and brokers are distracted from selling our products or do not employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products, our sales and results of operations could be adversely affected. Furthermore, such third-parties’ financial position or market share may deteriorate, which could adversely affect our distribution, marketing and sales activities.

Our ability to maintain and expand our distribution network and attract additional distributors, retailers and brokers will depend on a number of factors, some of which are outside our control. Some of these factors include:

•	the level of demand for our brands and products in a particular distribution area;

•	our ability to price our products at levels competitive with those of competing products; and

•	our ability to deliver products in the quantity and at the time ordered by distributors, retailers and brokers.

We may not be able to successfully manage all or any of these factors in any of our current or prospective geographic areas of distribution. Our inability to achieve success with regards to any of these factors in a geographic distribution area will have an adverse effect on our relationships in that particular geographic area, thus limiting our ability to maintain or expand our market, which will likely adversely affect our revenues and financial results.

We incur significant time and expense in attracting and maintaining key distributors.

Our marketing and sales strategy depends in large part on the availability and performance of our independent distributors. We currently do not have, nor do we anticipate in the future that we will be able to establish, long-term contractual commitments from some of our distributors. We may not be able to maintain our current distribution relationships or establish and maintain successful relationships with distributors in new geographic distribution areas. Moreover, there is the additional possibility that we may have to incur additional expenditures to attract and maintain key distributors in one or more of our geographic distribution areas in order to profitably exploit our geographic markets and that we may not have the resources necessary to incur such expenditures.

If we lose any of our key distributors or national retail accounts, our financial condition and results of operations could be adversely affected.

During the year ended December 31, 2017, three of our customers represented approximately 53% of revenue. We continually seek to expand and upgrade our distributor network, DTR accounts and national retail relationships. However, we may not be able to maintain our key distributor base. The loss of any of our key distributors or national accounts (including our private label relationship with 7-Eleven) could have adverse effects on our revenues, liquidity and financial results, could negatively impact our ability to retain our relationships with our other distributors and our ability to expand our market, and would place increased dependence on our other independent distributors and national accounts.

It is difficult to predict the timing and amount of our sales because our distributors are not required to place minimum orders with us.

Our independent distributors and national accounts are not required to place minimum monthly or annual orders for our products. In order to reduce their inventory costs, independent distributors typically order products from us on a “just in time” basis in quantities and at such times based on the demand for the products in a particular distribution area. Accordingly, we cannot predict the timing or quantity of purchases by any of our independent distributors or whether any of our distributors will continue to purchase products from us in the same frequencies and volumes as they may have done in the past. Additionally, our larger distributors and new national partners, like 7-Eleven Inc., may make orders that are larger than we have historically been required to fill, and we may not be able to fill those orders on a timely basis. Shortages in inventory levels, supply of raw materials or other key supplies could negatively affect our ability to meet the needs of our distributors and partners.

If we do not adequately manage our inventory levels, our operating results could be adversely affected.

We need to maintain adequate inventory levels to be able to deliver products to distributors on a timely basis. Our inventory supply depends on our ability to correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly for new products, seasonal promotions and new markets. If we materially underestimate demand for our products or are unable to maintain sufficient inventory of raw materials, we might not be able to satisfy demand on a short-term basis. If we overestimate distributor or retailer demand for our products, we may end up with too much inventory, resulting in higher storage costs, increased trade spend and the risk of inventory spoilage. If we fail to manage our inventory to meet demand, we could damage our relationships with our distributors and retailers and could delay or lose sales opportunities, which would adversely impact our future sales and operating results. In addition, if the inventory of our products held by our distributors and retailers is too high, they will not place orders for additional products, which would also adversely impact our sales and operating results.

If we fail to maintain relationships with our independent contract manufacturers, our business could be harmed.

We do not manufacture our products but instead outsource the manufacturing process to third-party bottlers and independent contract manufacturers (co-packers). We do not own the plants or the majority of the equipment required to manufacture and package our beverage products, and we do not anticipate bringing the manufacturing process in-house in the future. Our ability to maintain effective relationships with contract manufacturers and other third parties for the production and delivery of our beverage products in a particular geographic distribution area is important to the success of our operations within each distribution area. Competition for contract manufacturers’ business is intense, especially in the western United States, and this could make it more difficult for us to obtain new or replacement manufacturers, or to secure back-up manufacturers, in our various distribution areas, and could also affect the economic terms of our agreements with our existing manufacturers. We may not be able to maintain our relationships with current contract manufacturers or establish satisfactory relationships with new or replacement contract manufacturers, whether in existing or new geographic distribution areas. The failure to establish and maintain effective relationships with contract manufacturers for a distribution area could increase our manufacturing costs and thereby materially reduce gross profits from the sale of our products in that area. Poor relations with any of our contract manufacturers could adversely affect the amount and timing of product delivered to our distributors for resale, which would in turn adversely affect our revenues and financial condition. In addition, our agreements with our contract manufacturers are terminable at any time by them, and any such termination could disrupt our ability to deliver products to our customers.

Our dependence on independent contract manufacturers could make management of our manufacturing and distribution efforts inefficient or unprofitable.

We are expected to arrange for our contract manufacturing needs sufficiently in advance of anticipated requirements, which is customary in the contract manufacturing industry for comparably sized companies. Based on the cost structure and forecasted demand for the particular geographic area where our contract manufacturers are located, we continually evaluate which of our contract manufacturers to use. To the extent demand for our products exceeds available inventory or the production capacity of our contract manufacturing arrangements, or orders are not submitted on a timely basis, we will be unable to fulfill distributor orders on demand. Conversely, we may produce more product inventory than warranted by the actual demand for it, resulting in higher storage costs and the potential risk of inventory spoilage. Our failure to accurately predict and manage our contract manufacturing requirements and our inventory requirements may impair relationships with our independent distributors and key accounts, which, in turn, would likely have an adverse effect on our ability to maintain effective relationships with those distributors and key accounts.

Increases in costs or shortages of raw materials could harm our business and financial results.

The principal raw materials we use include glass bottles, aluminum cans, labels and cardboard cartons, aluminum closures, flavorings, sucrose/inverted pure cane sugar and sucralose. In addition, certain of our contract manufacturing arrangements allow such contract manufacturers to increase their charges to us based on their own costs associated with manufacturing and packaging our products. These manufacturing and ingredient costs are subject to fluctuation depending on the cost of our raw materials. Substantial increases in the prices of our ingredients, raw materials and packaging materials, to the extent that they cannot be recouped through increases in the prices of finished beverage products, would increase our operating costs and could reduce our profitability. If our supply of these raw materials is impaired or if prices increase significantly, it could affect the affordability of our products and reduce sales.

The beverage industry has experienced increased prices for glass bottles over the last several years and the availability of glass supply diminished for companies not under contract. Our fixed-price purchase commitment for glass, which helps mitigate the risk of unexpected price increases, expires at the end of 2019. We cannot predict whether we will be able to renew our fixed price purchase commitment for glass or the terms of any new glass contract, the terms of which may be materially different than our current terms. The prices of any of the above or any other raw materials or ingredients may continue to rise in the future. Due to the price sensitivity of our products, we may not be able to pass such increases on to our customers, which could have an adverse effect on our business and financial results.

If we are unable to secure sufficient ingredients or raw materials including glass, sugar, and other key supplies, we might not be able to satisfy demand on a short-term basis. Moreover, in the past there have been industry-wide shortages of certain flavor concentrates, supplements and sweeteners and these shortages could occur again from time to time in the future, which could interfere with and delay production of our products and could have an adverse effect on our business and financial results.

Increases in costs of energy and freight may have an adverse impact on our gross margin.

Over the past few years, volatility in the global oil markets has resulted in high fuel prices, which many shipping companies have passed on to their customers by way of higher base pricing and increased fuel surcharges. With recent declines in fuel prices, some companies have been slow to pass on decreases in their fuel surcharges. If fuel prices increase again, we expect to experience higher shipping rates and fuel surcharges, as well as energy surcharges on our raw materials. It is hard to predict what will happen in the fuel markets in the future. Due to the price sensitivity of our products, we may not be able to pass such increases on to our customers.

Disruption within our supply chain, contract manufacturing or distribution channels could have an adverse effect on our business, financial condition and results of operations.

Our ability, through our suppliers, business partners, contract manufacturers, independent distributors and retailers, to make, move and sell products is critical to our success. Damage or disruption to our suppliers or to manufacturing or distribution capabilities due to weather, natural disaster, fire or explosion, terrorism, pandemics such as influenza, labor strikes or other reasons, could impair the manufacture, distribution and sale of our products. Many of these events are outside of our control. Failure to take adequate steps to protect against or mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations.

Our results of operations may fluctuate from quarter to quarter for many reasons, including seasonality.

Our sales are seasonal and we experience fluctuations in quarterly results as a result of many factors. We historically have generated a greater percentage of our revenues during the warm weather months of April through September. Timing of customer purchases will vary each year and sales can be expected to shift from one quarter to another. As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results expected for the fiscal year.

In addition, our operating results may fluctuate due to a number of other factors including, but not limited to:

•	Our ability to maintain, develop and expand distribution channels for current and new products, develop favorable arrangements with third party distributors of our products and minimize or reduce issues associated with engaging new distributors and retailers, including, but not limited to, transition costs and expenses and down time resulting from the initial deployment of our products in each new distributor’s network;

•	Unilateral decisions by distributors, grocery store chains, specialty chain stores, club stores, mass merchandisers and other customers to discontinue carrying all or any of our products that they are carrying at any time;

•	Our ability to maintain, develop and expand our direct-to-retail sales channels and national retail accounts, as well as our “myJones” business;

•	Our ability to manage our resources to sufficiently support general operating activities, promotion allowances and slotting fees, promotion and selling activities, and capital expansion, and our ability to sustain profitability;

•	Our ability to manage the growth of our new products initiatives, including Lemoncocco and our Fountain products;

•	Our ability to meet the competitive response by much larger, well-funded and established companies currently operating in the beverage industry, as we introduce new competitive products, such as Lemoncocco and our Fountain products; and

•	Competitive products and pricing pressures and our ability to gain or maintain share of sales in the marketplace as a result of actions by competitors.

Due to these and other factors, our results of operations have fluctuated from period to period and may continue to do so in the future, which could cause our operating results in a particular quarter to fail to meet market expectations.

We rely upon our ongoing relationships with our key flavor suppliers. If we are unable to source our flavors on acceptable terms from our key suppliers, we could suffer disruptions in our business.

We currently purchase our flavor concentrate from various flavor concentrate suppliers, and continually develop other sources of flavor concentrate for each of our products. Generally, flavor suppliers hold the proprietary rights to their flavors. Although we have the exclusive rights to flavor concentrates developed with our current flavor concentrate suppliers, we do not have the list of ingredients or formulas for our flavors and concentrates. Consequently, we may be unable to obtain these same flavors or concentrates from alternative suppliers on short notice. If we have to replace a flavor supplier, we could experience disruptions in our ability to deliver products to our customers, which could have an adverse effect on our results of operations.

Our business and periodic financial results can be affected by currency rate fluctuations, because a significant percentage of our business is in Canada.

A significant percentage of our sales are conducted through our Canadian subsidiary, for which we receive revenues in the Canadian dollar. In addition, a significant percentage of our costs of goods are denominated in the Canadian dollar, due to our co-packing facility in Canada. Because of this, we are affected by changes in U.S. exchange rates with the Canadian dollar.

In preparing our consolidated financial statements, certain financial information is required to be translated from the Canadian dollar to the U.S. dollar. The translation of our Canadian revenues, cash and other assets is adversely affected when the United States strengthens against the Canadian dollar and is positively affected when the U.S. dollar weakens. Similarly, translation of our Canadian expenses and liabilities is positively affected when the U.S. dollar strengthens against the Canadian dollar and adversely affected when the U.S. dollar weakens. This exposure to foreign currency risk could significantly affect our revenues and profitability from our Canadian operations and could result in significant fluctuations to our periodic income statements and consolidated balance sheets.

During 2017 and continuing into 2018, the U.S. dollar has remained strong in comparison to the Canadian dollar. As of July 16, 2018, the Canadian dollar exchange rate for one U.S. dollar was equal to $0.76 (compared to $0.80 as of December 31, 2017 and $0.75 as of December 31, 2016). We cannot predict future changes in these exchange rates. We do not engage in foreign currency hedging transactions.

Our brand and image are keys to our business and any inability to maintain a positive brand image could have an adverse effect on our results of operations.

Our success depends in part on our ability to maintain brand image for our existing products and effectively build up brand image for new products and brand extensions (including co-branded products launched with strategic partners such as 7-Eleven). We cannot predict whether our advertising, marketing and promotional programs will have the desired impact on our products’ branding and on consumer preferences. In addition, negative public relations and product quality issues, whether real or imagined, could tarnish our reputation and image of the affected brands and could cause consumers to choose other products. Our brand image can also be adversely affected by unfavorable reports, studies and articles, litigation, or regulatory or other governmental action, whether involving our products, those of our competitors or the sweetened beverage industry generally.

If we are unable to attract and retain key personnel, our efficiency and operations would be adversely affected.

Our success depends on our ability to attract and retain highly qualified employees in such areas as sales, marketing, product development and finance. We compete to hire new employees, and, in some cases, must train them and develop their skills and competencies. Our operating results could be adversely affected by increased costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Any unplanned turnover, particularly involving our key personnel, could negatively impact our operations, financial condition and employee morale.

If we lose the services of our CEO, our operations could be disrupted and our business could be harmed.

Our business plan relies significantly on the continued services of Jennifer Cue, who we hired as our CEO in June 2012. If we were to lose the services of Ms. Cue, our ability to execute our business plan could be materially impaired. We are not aware of any facts or circumstances that suggest she might leave us. We have had key person life insurance in place for Ms. Cue since 2015.

The terms of the note purchase agreement entered into by the Company on March 23, 2018, may limit our ability to approve certain actions.

On March 23, 2018 and April 18, 2018, we issued an aggregate principal amount of $2,920,000 of convertible subordinated promissory notes (the “Convertible Notes”), pursuant to the terms of a note purchase agreement. In accordance with such note purchase agreement, the Company has agreed not to take certain actions without the approval of holders of not less than a majority-in-interest of the principal amount of the Convertible Notes (the “Required Holders”) while such Convertible Notes remain outstanding. Such actions include (a) liquidating, dissolving or winding up the affairs of the Company; (b) purchasing or redeeming or paying any cash dividend on any capital stock of the Company; (c) effecting a material acquisition by the Company, unless otherwise approved by the Board of Directors and each of the MHP Directors (as defined in the note purchase agreement); (d) increasing the size of the Board of Directors; (e) increasing the Company’s equity incentive plan by more than 10% of the amount reserved for the prior fiscal year without the approval of the Board of Directors and each of the MHP Directors (as defined in the note purchase agreement); (f) entering into any transaction with any affiliate, officer, director, employee or holder of more than five percent (5%) of the Company’s capital stock, calculated on a fully diluted basis; or (g) terminating, or allowing to be terminated or suspended, the listing of the Shares on the trading market. If requested by the Company, the Required Holders may elect not to allow the Company to take these actions. In the event that we are unable to take these actions, the interests of the Company and our shareholders may be adversely affected.

If we fail to protect our trademarks and trade secrets, we may be unable to successfully market our products and compete effectively.

We rely on a combination of trademark and trade secrecy laws, confidentiality procedures and contractual provisions to protect our intellectual property rights. Failure to protect our intellectual property could harm our brand and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including our trademarks, copyrights, licenses and trade secrets, could result in the expenditure of significant financial and managerial resources. We regard our intellectual property, particularly our trademarks and trade secrets to be of considerable value and importance to our business and our success, and we actively pursue the registration of our trademarks in the United States, Canada and internationally. However, the steps taken by us to protect these proprietary rights may not be adequate and may not prevent third parties from infringing or misappropriating our trademarks, trade secrets or similar proprietary rights. In addition, other parties may seek to assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly. In addition, any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have an adverse effect on our ability to market or sell our brands, profitably exploit our products or recoup our associated research and development costs.

As part of the licensing strategy of our brands, we enter into licensing agreements under which we grant our licensing partners certain rights to use our trademarks and other designs. Although our agreements require that the use of our trademarks and designs is subject to our control and approval, any breach of these provisions, or any other action by any of our licensing partners that is harmful to our brands, goodwill and overall image, could have an adverse impact on our business.

If we encounter product recalls or other product quality issues, our business may suffer.

Product quality issues, real or imagined, or allegations of product contamination, even when false or unfounded, could tarnish our image and could cause consumers to choose other products. In addition, because of changing government regulations or implementation thereof, or allegations of product contamination, we may be required from time to time to recall products entirely or from specific markets. Product recalls could affect our profitability and could negatively affect brand image.

We could be exposed to product liability claims.

Although we have product liability and basic recall insurance, insurance coverage may not be sufficient to cover all product liability claims that may arise. To the extent our product liability coverage is insufficient, a product liability claim would likely have an adverse effect upon our financial condition. In addition, any product liability claim brought against us may materially damage the reputation and brand image of our products and business.

Litigation or legal proceedings could expose us to significant liabilities and damage our reputation.

We may become party to litigation claims and legal proceedings. Litigation involves significant risks, uncertainties and costs, including distraction of management attention away from our business operations. We evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from those envisioned by our current assessments and estimates. Our policies and procedures require strict compliance by our employees and agents with all U.S. and local laws and regulations applicable to our business operations, including those prohibiting improper payments to government officials. Nonetheless, our policies and procedures may not ensure full compliance by our employees and agents with all applicable legal requirements. Improper conduct by our employees or agents could damage our reputation or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines, as well as disgorgement of profits.

We are subject to risks inherent in sales of products in international markets.

Our operations outside of the United States, contribute to our revenue and profitability, and we believe that developing and emerging markets could present future growth opportunities for us. However, there can be no assurance that existing or new products that we manufacture, distribute or sell will be accepted or be successful in any particular foreign market, due to local or global competition, product price, cultural differences, consumer preferences or otherwise. There are many factors that could adversely affect demand for our products in foreign markets, including our inability to attract and maintain key distributors in these markets; volatility in the economic growth of certain of these markets; changes in economic, political or social conditions, the status and renegotiations of the North American Free Trade Agreement, imposition of new or increased labeling, product or production requirements, or other legal restrictions; restrictions on the import or export of our products or ingredients or substances used in our products; inflationary currency, devaluation or fluctuation; increased costs of doing business due to compliance with complex foreign and U.S. laws and regulations. If we are unable to effectively operate or manage the risks associated with operating in international markets, our business, financial condition or results of operations could be adversely affected.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

The United States generally accepted accounting principles and related pronouncements, implementation guidelines and interpretations with regard to a wide variety of matters that are relevant to our business, such as, but not limited to, stock-based compensation, trade spend and promotions, and income taxes are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes to these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported results.

If we are unable to maintain effective disclosure controls and procedures and internal control over financial reporting, our stock price and investor confidence could be adversely affected.

We are required to maintain both disclosure controls and procedures and internal control over financial reporting that are effective. Because of their inherent limitations, internal control over financial reporting, however well designed and operated, can only provide reasonable, and not absolute, assurance that the controls will prevent or detect misstatements. Because of these and other inherent limitations of control systems, there is only the reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions. The failure of controls by design deficiencies or absence of adequate controls could result in an adverse effect on our business and financial results, which could also negatively impact our stock price and investor confidence.

If we are unable to build and sustain proper information technology infrastructure, our business could suffer.

While we have a cybersecurity insurance policy in place for 2018, we depend on information technology as an enabler to improve the effectiveness of our operations and to interface with our customers, as well as to maintain financial accuracy and efficiency. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, business disruptions, or the loss of or damage to intellectual property through security breaches. For the 2018 year, we have a cyber security insurance policy in place.

We could be subject to cybersecurity attacks.

Cybersecurity attacks are evolving and include malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in business processes, unauthorized release of confidential or otherwise protected information and corruption of data. Such unauthorized access could subject us to operational interruption, damage to our brand image and private data exposure, and harm our business.

Risk Factors Relating to Our Industry

We may experience a reduced demand for some of our products due to health concerns (including obesity) and legislative initiatives against sweetened beverages.

Consumers are concerned about health and wellness; public health officials and government officials are increasingly vocal about obesity and its consequences. There has been a trend among some public health advocates and dietary guidelines to recommend a reduction in sweetened beverages, as well as increased public scrutiny, potential new taxes on sugar-sweetened beverages, and additional governmental regulations concerning the marketing and labeling/packing of the beverage industry. Additional or revised regulatory requirements, whether labeling, tax or otherwise, could have an adverse effect on our financial condition and results of operations. Further, increasing public concern with respect to sweetened beverages could reduce demand for our beverages and increase desire for more low-calorie soft drinks, water, enhanced water, coffee-flavored beverages, tea, and beverages with natural sweeteners. We are continuously working to reduce calories and sugar in our Jones Cane Sugar products while launching new products like Lemoncocco to pair with existing brand extensions such as Jones Zilch that round out our diversified portfolio.

Legislative or regulatory changes that affect our products could reduce demand for products or increase our costs.

Taxes imposed on the sale of certain of our products by federal, state and local governments in the United States, or other countries in which we operate could cause consumers to shift away from purchasing our beverages. Several municipalities in the United States have implemented or are considering implementing taxes on the sale of certain “sugared” beverages, including non-diet soft drinks, fruit drinks, teas and flavored waters to help fund various initiatives. These taxes could adversely affect our business and financial results by incurring the cost of our products to consumers and reducing our sales and revenue.

Additional taxes levied on us could harm our financial results.

Recent legislative proposals to reform U.S. taxation of non-U.S. earnings could have an adverse effect on our financial results by subjecting a significant portion of our non-U.S. earnings to incremental U.S. taxation and/or by delaying or permanently deferring certain deductions otherwise allowed in calculating our U.S. tax liabilities.

We compete in an industry that is brand-conscious, so brand name recognition and acceptance of our products are critical to our success.

Our business is substantially dependent upon awareness and market acceptance of our products and brands by our target market, trendy, young consumers looking for a distinctive tonality in their beverage choices. In addition, our business depends on acceptance by our independent distributors and retailers of our brands as beverage brands that have the potential to provide incremental sales growth. If we are not successful in the revitalization and growth of our brand and product offerings, we may not achieve and maintain satisfactory levels of acceptance by independent distributors and retail consumers. Accordingly, any failure of our Jones Soda brand to maintain or increase acceptance or market penetration would likely have an adverse effect on our revenues and financial results.

Competition from traditional non-alcoholic beverage manufacturers may adversely affect our distribution relationships and may hinder development of our existing markets, as well as prevent us from expanding our markets.

The beverage industry is highly competitive. We compete with other beverage companies not only for consumer acceptance but also for shelf space in retail outlets and for marketing focus by our distributors, all of whom also distribute other beverage brands. Our products compete with a wide range of drinks produced by a relatively large number of manufacturers, most of which have substantially greater financial, marketing and distribution resources than ours. We also compete with regional beverage producers and “private label” soft drink suppliers. Some of these competitors are placing intense pressure on independent distributors not to carry competitive sparkling brands such as ours.

Our direct competitors in the Sparkling beverage category include Dr. Pepper Snapple (Stewart’s and IBC), Boylan, Henry Weinhard’s, Thomas Kemper, and other regional premium soft drink companies. We also compete against Coca-Cola, Pepsi, Hansen’s and other traditional soft drink manufacturers and distributors. These national and international competitors have advantages such as lower production costs, larger marketing budgets, greater financial and other resources and more developed and extensive distribution networks than ours. We may not be able to grow our volumes or maintains our selling prices, whether in existing markets or as we enter new markets.

Increased competitor consolidations, market-place competition, particularly among branded beverage products, and competitive product and pricing pressures could impact our earnings, market share and volume growth. If, due to such pressure or other competitive threats, we are unable to sufficiently maintain or develop our distribution channels, we may be unable to achieve our current revenue and financial targets. As a means of maintaining and expanding our distribution network, we have introduced product extensions and additional brands, such as Lemoncocco. We may not be successful in doing this nationwide and other companies may be more successful in this regard over the long term. Competition, particularly from companies with greater financial and marketing resources than ours, could have an adverse effect on our existing markets, as well as on our ability to expand the market for our products.

We compete in an industry characterized by rapid changes in consumer preferences and public perception, so our ability to continue developing new products to satisfy our consumers’ changing preferences will determine our long-term success.

Failure to introduce new brands, products or product extensions into the marketplace as current ones mature and to meet our consumers’ changing preferences could prevent us from gaining market share and achieving long-term profitability. Product lifecycles can vary and consumers’ preferences and loyalties change over time. Although we try to anticipate these shifts and innovate new products to introduce to our consumers, we may not succeed. Customer preferences also are affected by factors other than taste, such as health and nutrition considerations and obesity concerns, shifting consumer needs, changes in consumer lifestyles, increased consumer information and competitive product and pricing pressures. Sales of our products may be adversely affected by the negative publicity associated with these issues. If we do not adequately anticipate or adjust to respond to these and other changes in customer preferences, we may not be able to maintain and grow our brand image and our sales may be adversely affected.

Global economic conditions may continue to adversely impact our business and results of operations.

The beverage industry, and particularly those companies selling premium beverages like us, can be affected by macro-economic factors, including changes in national, regional, and local economic conditions, unemployment levels and consumer spending patterns, which together may impact the willingness of consumers to purchase our products as they adjust their discretionary spending. Adverse economic conditions may adversely affect the ability of our distributors to obtain the credit necessary to fund their working capital needs, which could negatively impact their ability or desire to continue to purchase products from us in the same frequencies and volumes as they have done in the past. If we experience similar adverse economic conditions in the future, sales of our products could be adversely affected, collectability of accounts receivable may be compromised and we may face obsolescence issues with our inventory, any of which could have an adverse impact on our operating results and financial condition.

Our business is subject to many regulations and noncompliance is costly.

The production, marketing and sale of our beverages, including contents, labels, caps and containers, are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, which would adversely affect our financial condition and results of operations. Similarly, any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we cannot anticipate whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have an adverse effect on our financial condition and results of operations.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the chemical content or perceived adverse health consequences of certain of our products. These types of requirements, if they become applicable to one or more of our products under current or future environmental or health laws or regulations, may inhibit sales of such products. In California, a law requires that a specific warning appear on any product that contains a component listed by the state as having been found to cause cancer or birth defects. This law recognizes no generally applicable quantitative thresholds below which a warning is not required. If a component found in one of our products is added to the list, or if the increasing sensitivity of detection methodology that may become available under this law and related regulations as they currently exist, or as they may be amended, results in the detection of an infinitesimal quantity of a listed substance in one of our beverages produced for sale in California, the resulting warning requirements or adverse publicity could affect our sales.

Climate change may negatively affect our business.

There is growing concern that a gradual increase in global average temperatures may cause an adverse change in weather patterns around the globe resulting in an increase in the frequency and severity of natural disasters. While warmer weather has historically been associated with increased sales of our products, changing weather patterns could have a negative impact on agricultural productivity, which may limit availability or increase the cost of certain key ingredients such as sugar cane, natural flavors and supplements used in our products. Also, increased frequency or duration of extreme weather conditions may disrupt the productivity of our facilities, the operation of our supply chain or impact demand for our products. In addition, the increasing concern over climate change may result in more regional, federal and global legal and regulatory requirements and could result in increased production, transportation and raw material costs. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations.

Risk Factors Related to Our Common Stock

The price of our common stock may be volatile, and a shareholder’s investment in our common stock could suffer a decline in value.

There has been significant volatility in the volume and market price of our common stock, and this volatility may continue in the future. In addition, factors such as quarterly variations in our operating results, litigation involving us, general trends relating to the beverage industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our common stock and the relative volatility of such market price.

A prolonged decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise capital. If we are unable to raise the funds required for all of our planned operations and key initiatives, we may be forced to allocate funds from other planned uses, which may negatively impact our business and operations, including our ability to develop new products and continue our current operations.

The conversion of our convertible subordinated promissory notes could be dilutive to our shareholders.

The Convertible Notes have a four-year term from the date of issuance and bear interest at 6% per annum until maturity. The holders can convert the Convertible Notes at any time during the term into a number of shares of the Company’s common stock equal to the quotient obtained by dividing (i) the amount of the unpaid principal and interest on the Convertible Note by (ii) $0.32 (the “Conversion Price”). The Conversion Price is subject to broad based, weighted average antidilution protection in the event that the Company issues shares of capital stock or equity equivalents at a price that is less than $0.32 per shares prior to the conversion of the Convertible Notes. Conversion of the Convertible Notes to common stock at any time between their issuance and maturity could be substantially dilutive to our shareholders, particularly if our common stock is trading at prices in excess of $0.32 per share.

If we are not able to achieve our objectives for our business, the value of an investment in our company could be negatively affected.

In order to be successful, we believe that we must, among other things:

•	increase the sales volume and gross margins for our products;

•	maintain efficiencies in operations;

•	manage our operating expenses to sufficiently support operating activities;

•	maintain fixed costs at or near current levels; and

•	avoid significant increases in variable costs relating to production, marketing and distribution.

We may not be able to meet these objectives, which could have an adverse effect on our results of operations. We have incurred significant operating expenses in the past and may do so again in the future and, as a result, will need to increase revenues in order to improve our results of operations. Our ability to increase sales will depend primarily on success in expanding our current markets, improving our distribution base, entering into DTR arrangements with national accounts, and introducing new brands, products or product extensions to the market. Our ability to successfully enter new distribution areas and obtain national accounts will, in turn, depend on various factors, many of which are beyond our control, including, but not limited to, the continued demand for our brands and products in target markets, the ability to price our products at competitive levels, the ability to establish and maintain relationships with distributors in each geographic area of distribution and the ability in the future to create, develop and successfully introduce one or more new brands, products, and product extensions.

Any future equity or debt issuances by us may have dilutive or adverse effects on our existing shareholders.

From time to time, we may issue additional shares of common stock or convertible securities. The issuance of these securities would dilute our shareholders’ ownership in our company and may include terms that give new investors rights that are superior to those of our current shareholders. Moreover, any issuances by us of equity securities may be at or below the prevailing market price of our common stock and in any event may have a dilutive impact on our shareholders’ ownership interest, which could cause the market price of our common stock to decline.

Our common stock is traded on the OTCQB Marketplace, which may have an unfavorable impact on our stock price and liquidity.

Our stock is traded on the OTCQB Marketplace. The OTCQB is a significantly more limited market than the national securities exchanges and quotation systems such as the New York Stock Exchange, the American Stock Exchange or Nasdaq system. There are lower financial or qualitative standards that a company must meet to be listed on the OTCQB. The OTCQB market is an inter-dealer market much less regulated than the major exchanges and trading in our common stock may be subject to abuses, volatility and shorting, which may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. The Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require a broker-dealer to have reasonable grounds for believing an investment is suitable for that customer when recommending an investment to a customer. FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for some customers and may make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may reduce the trading volume and liquidity of our stock. We currently do not meet applicable listing standards of a market senior to the OTC and we may never apply or qualify for future listing on a national exchange or quotation system.

We do not intend to pay any cash dividends on our shares of common stock in the near future, so our shareholders will not be able to receive a return on their shares unless they sell their shares.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell such shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We desire to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. This prospectus contains a number of forward-looking statements that reflect management’s current views and expectations with respect to our business, strategies, products, future results and events, and financial performance. All statements made in this prospectus other than statements of historical fact, including statements that address operating performance, the economy, events or developments that management expects or anticipates will or may occur in the future, including statements related to case sales, revenues, profitability, distributor channels, new products, adequacy of funds from operations, cash flows and financing, our ability to continue as a going concern, potential strategic transactions, statements regarding future operating results and non-historical information, are forward-looking statements. In particular, the words such as “believe,” “expect,” “intend,” “anticipate,” “estimate,” “may,” “will,” “can,” “plan,” “predict,” “could,” “future,” “continue,” variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking.

Readers should not place undue reliance on these forward-looking statements, which are based on management’s current expectations and projections about future events, are not guarantees of future performance, are subject to risks, uncertainties and assumptions and apply only as of the date of this prospectus. Our actual results, performance or achievements could differ materially from historical results as well as from the results expressed in, anticipated or implied by these forward-looking statements. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In particular, our business, including our financial condition and results of operations and our ability to continue as a going concern may be impacted by a number of factors, including, but not limited to, the following:

•	Our ability to successfully execute on our growth strategy and operating plan;

•	Our ability to establish, maintain and expand distribution arrangements with independent distributors, retailers, brokers and national retail accounts, most of whom sell and distribute competing products, and whom we rely upon to employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products;

•	Our ability to respond to any changes in, and to maintain, our private label relationship with 7-Eleven;

•	Consumer response to our products and new initiatives;

•	The timing and amount of reorders for 7-Select®, including the impact on our inventory, revenue and cash flow;

•	Competition in the fountain business, particularly from Coke and Pepsi;

•	Entrance into and increased focus on the craft beverage segment from Coke and Pepsi;

•	Our ability to respond to changes in the consumer beverage marketplace, including potential reduced consumer demand due to health concerns (including obesity) and legislative initiatives against sweetened beverages;

•	Our ability to successfully develop and launch new products that match consumer beverage trends;

•	Imposition of new taxes, including potential taxes on sugar-sweetened beverages;

•	Public perception of the beverage industry and changes in consumer preferences;

•	Our ability to increase revenues and achieve sales goals;

•	Our ability to manage our operating expenses and generate cash flow from operations, or our ability to secure additional financing if our case sales goals take longer to achieve under our operating plan;

•	Changes in pricing and SKUs of our products;

•	Our ability to manage our inventory levels and to predict the timing and amount of our sales;

•	Our reliance on third-party contract manufacturers of our products and the geographic locations of their facilities, which could make management of our distribution efforts inefficient or unprofitable;

•	Our ability to secure a continuous supply and availability of raw materials, as well as other factors affecting our supply chain including increases in raw material costs and shortages of glass in the supply chain;

•	Fluctuations in fuel and freight costs;

•	Fluctuations in currency exchange rates, particularly between the United States and Canadian dollars;

•	Our ability to source our flavors on acceptable terms from our key flavor suppliers;

•	Our ability to attract and retain key personnel, including retaining the services of our CEO, each of which would directly affect our efficiency and operations and could materially impair our ability to execute our growth strategy;

•	Our inability to protect our trademarks and trade secrets, which may prevent us from successfully marketing our products and competing effectively;

•	Our ability to create and maintain brand name recognition and acceptance of our products, which is critical to our success in our competitive, brand-conscious industry;

•	Our ability to maintain brand image and product quality and avoid risks from other product issues such as product recalls;

•	Our ability to compete successfully against much larger, well-funded, established companies currently operating in the beverage industry;

•	Litigation or legal proceedings, which could expose us to significant liabilities and damage our reputation;

•	Our ability to maintain effective disclosure controls and procedures and internal control over financial reporting;

•	Our ability to maintain an effective information technology infrastructure;

•	Dilutive and other adverse effects on our existing shareholders and our stock price arising from future securities issuances;

•	Our ability to access the capital markets for any future equity financing, and any actual or perceived limitations to our common stock by being traded on the OTCQB Marketplace, including the level of trading activity, volatility or market liquidity;

•	Regional, national or global economic conditions that may adversely impact our business and results of operations; and

•	Our ability to comply with the many regulations to which our business is subject.

Readers are also urged to carefully review and consider the various disclosures made by us in this prospectus and in our other reports we file with the Securities and Exchange Commission, including our periodic reports on Forms 10-Q and 10-K and current reports on Form 8-K, and those described from time to time in our press releases and other communications, which attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

Before purchasing the Shares, you should carefully read and consider the risks described under the section entitled “Risk Factors.” You should be prepared to accept any and all of the risks associated with purchasing the Shares, including a loss of all of your investment.

The forward-looking statements relate only to events as of the date on which the statements are made. The Company does not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, even if experience or future changes make it clear that any projected results or events expressed or implied therein will not be realized. You are advised, however, to consult any further disclosures we make in future public filings, statements and press releases.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our capital stock, articles of incorporation and by-laws, each as amended and restated, and any references to the laws of the State of Washington are not meant to be complete and are subject to, and qualified in their entirety by, reference to our articles of incorporation (“Articles of Incorporation”), a copy of which has been filed as an exhibit to our Form 10-KSB, filed on March 30, 2001, our amended and restated by-laws (“Amended and Restated By-Laws”), a copy of which has been filed as an exhibit to our Form 10-Q, filed on November 8, 2013, and to the Washington Business Corporations Act (“WBCA”). Our Articles of Incorporation and Amended and Restated By-laws are incorporated by reference into the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.” These descriptions may not contain all of the information that may be important to you and should be read in conjunction with our Articles of Incorporation, Amended and Restated By-Laws and applicable provisions of the WBCA.

Authorized Capitalization

Our authorized capital stock consists of 100,000,000 shares of common stock, without par value. As of June 30, 2018, 41,464,373 shares of our common stock were issued and outstanding.

Common Stock

All outstanding shares of common stock are of the same class and have equal rights and attributes. The holders our common stock are entitled to one vote per share on all matters submitted to a vote of shareholders of the Company. All shareholders are entitled to share equally in all dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of our common stock are entitled to share ratably in all assets remaining after payment of all liabilities. The shareholders do not have cumulative voting or preemptive rights.

Options

As of June 30, 2018, we had outstanding options to purchase an aggregate of 4,022,903 shares of common stock with a weighted-average exercise price of $0.47 per share, under our equity compensation plan.

Convertible Subordinated Promissory Notes

On March 23, 2018 and April 18, 2018, we issued an aggregate principal amount of $2,800,000 and $120,000, respectively, of convertible subordinated promissory notes to the selling shareholders, pursuant to the terms of a note purchase agreement (the “Convertible Notes”).

The Convertible Notes have a four-year term from the date of issuance and bear interest at 6% per annum until maturity. The holders can convert the Convertible Notes at any time during the term into a number of shares of the Company’s common stock equal to the quotient obtained by dividing (i) the amount of the unpaid principal and interest on each Convertible Note by (ii) the Conversion Price. The “Conversion Price” is initially $0.32, but is subject to broad based, weighted average antidilution adjustment in the event that the Company issues shares of capital stock or equity equivalents at a price that is less than $0.32 per share prior to the conversion of the Convertible Notes. The rights of the holders of the Convertible Notes are subordinate to the rights of the Company’s Senior Indebtedness. “Senior Indebtedness” means, unless expressly subordinated to or made on parity with the amounts due under the Convertible Notes, any amounts due by the Company in connection with indebtedness to banks, commercial finance lenders, and other lending institutions and any extensions, refinance, renewal, replacement, or refunding thereof. The selling shareholders have all agreed to execute and deliver customary forms of subordination agreement, as requested by holders of Senior Indebtedness.

Under the terms of the Convertible Notes, any of the following would constitute an event of default: (a) the Company fails to pay when due any principal or interest payment on the Convertible Notes; (b) the Company commences a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency, or other similar law or consents to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it; or (c) an involuntary case or other proceedings seeking liquidation, reorganization, or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect is commenced and an order for relief entered or such proceeding is not dismissed or discharged within 45 days of commencement.

Any modification of the Convertible Notes requires the written consent of the holders of not less than a majority-in-interest of the principal amount of all Convertible Notes then-outstanding, and such modification must apply equally to all Convertible Notes then-outstanding.

Washington Anti-Takeover Laws

The following summary of certain provisions of the WBCA and our Articles of Incorporation and Amended and Restated By-Laws is not complete. You should read the WBCA and our Articles of Incorporation and Amended and Restated By-Laws for more complete information. The business combination provisions of Washington law, which are discussed below, and the provisions of our Articles of Incorporation and Amended and Restated By-Laws that are discussed below could have the effect of discouraging offers to acquire us and, if any such offer is made, could increase the difficulty of consummating such offer, even if the offer contains a premium price for holders of common stock or otherwise benefits shareholders.

Shareholder Meetings; Quorum. Our Amended and Restated By-Laws provide that our shareholders may call a special meeting only upon the request of holders of at least 10% of the votes entitled to be cast on any matter proposed for consideration at such special meeting. Additionally, our president or our board of directors may call special meetings of shareholders. Except as required by law, a quorum at any annual or special meeting of shareholders consists of the presence of at least 33 1/3% of the shares entitled to be cast by each voting group.

Requirements for Advance Notification of Shareholder Nominations. Our Amended and Restated By-Laws contain advance notice procedures with respect to the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee thereof. The existence of these advance notification provisions may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, control of our board of directors.

Washington Anti-Takeover Statute. Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the WBCA generally prohibits a “target corporation” from engaging in certain significant business transactions with an “acquiring person,” which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after the date the acquiring person first became a 10% beneficial owner of the voting securities of the target corporation, unless the business transaction or the acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time the acquiring person first became a 10% beneficial owner of the target corporation’s voting securities. Such prohibited transactions include, among other things:

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or

•	receipt by the acquiring person of any disproportionate benefit as a shareholder.

After the five-year period, a “significant business transaction” may occur if it complies with “fair price” provisions specified in the statute. A corporation may not “opt out” of this statute. We expect the existence of this provision to have an antitakeover effect with respect to transactions that our board of directors does not approve in advance and may discourage takeover attempts that might result in the payment of a premium over the market price for common stock held by shareholders or otherwise might benefit shareholders.

Limitations of Liability and Indemnification Matters

Our Articles of Incorporation provide that, to the fullest extent permitted by the WBCA, a director of our company shall not be personally liable to our company or our shareholders for monetary damages for his or her conduct as a director, except in certain circumstances involving intentional misconduct, knowing violations of law, illegal corporate loans or distributions, or any transaction from which the director receives personal benefit in money, property or services to which the director is not legally entitled.

Pursuant to our Amended and Restated By-Laws, each person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of our company or who, while a director of our company, is or was serving at our company’s request as a director, officer, partner, trustee, employee or agent of another company or partnership, joint venture, trust or other enterprise, will be indemnified by us against all reasonable expenses incurred by such person in connection therewith. If a director or officer is made a party to a proceeding because he or she was or is a director or officer of our company, such director or officer will be indemnified for any judgment, settlement, penalty, fine or reasonable expenses incurred in such proceeding if:

•	he or she acted in good faith; and

•	he or she reasonably believed:

•	in the case of conduct in the director’s or officer’s official capacity, that the conduct was in the our company’s best interests; and

•	in all other cases, the director’s or officer’s conduct was at least not opposed to our company’s best interests.

No director or officer will be indemnified in connection with:

•	a proceeding by or in the right of our company in which he or she was adjudged liable to our company; or

•	any other proceedings charging improper personal benefit to the director or officer, whether or not involving action in his or her official capacity, in which the director or officer was adjudged liable on the basis that personal benefit was improperly received by such director or officer.

The indemnification provisions contained in our Amended and Restated By-Laws are intended to be interpreted and applied to provide indemnification to directors, officers, employees and agents of our company to the fullest extent allowed by the WBCA, as amended from time to time, and are not exclusive. We have not entered into any indemnification agreements with any of our directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Registration Rights Agreement

The Convertible Notes were offered to select accredited investors pursuant to the terms of a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights

Agreement, the Company is required to file a registration statement that covers the shares of Common Stock issuable upon conversion of the Convertible Notes within 30 days from the final closing of the sale of the Convertible Notes and not later than 60 days from the initial closing. The failure on the part of the Company to file the registration statement may subject the Company to payment of certain monetary penalties.

Transfer Agent and Registrar

The transfer agent and registrar for the Shares is Broadridge Financial Solutions, Inc., with a mailing address of 51 Mercedes Way, Edgewood, NY 11717 and a facsimile number of 631-254-7760.

DETERMINATION OF OFFERING PRICE

This offering is being made solely to allow the selling shareholders to sell the Shares to the public. The selling shareholders may offer for sale some of the Shares at the time and price that they choose, provided that they convert the Convertible Notes prior to their maturity date. On any given day, the price per Share is likely to be based on the market price of our common stock, as quoted on the OTCQB on the date of sale, unless shares are sold in private transactions. Consequently, we cannot currently determine the price at which the Shares offered for resale pursuant to this prospectus may be sold.

SELLING SHAREHOLDERS

This prospectus relates to the possible resale, from time to time, by the selling shareholders identified in this prospectus of up to 11,315,000 Shares, which are issuable to the selling shareholders upon the conversion of the Convertible Notes at maturity. The Convertible Notes are convertible at any time on or prior to maturity at the sole discretion of the selling shareholders.

The table below sets forth certain information regarding the selling shareholders and the Shares that may be sold from time to time under this prospectus. The table is based on information supplied to us by the selling shareholders and reflects their holdings as of June 30, 2018. Percentages of beneficial ownership are based upon 41,464,373 shares of common stock outstanding as of June 30, 2018. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities and including any securities that grant the selling shareholders the right to acquire common stock within 60 days of June 30, 2018 (i.e., August 29, 2018), but calculated to assume that the Convertible Notes are converted at maturity. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the common stock, subject to community property laws where applicable.

The selling shareholders or their successors, donees, pledgees, assignees and permitted transferees that receive the Shares upon conversion of the Convertible Notes and their corresponding registration in accordance with the Registration Rights Agreement (each also a selling shareholder for purposes of this prospectus), may sell up to all of the Shares shown in the table below under the heading “Number of Shares Being Offered” pursuant to this prospectus in one or more transactions from time to time as described below under “Plan of Distribution.”

We do not know when or in what amounts, if any, the selling shareholders may sell or otherwise dispose of the Shares covered by this prospectus. We currently have no agreements, arrangements or understandings with the selling shareholders regarding the sale of any of the Shares by them other than the Registration Rights Agreement described above. The selling shareholders might not sell any or all of the Shares covered by this prospectus or may sell or dispose of some or all of the Shares other than pursuant to this prospectus. Because the selling shareholders may not sell or otherwise dispose of some or all of the Shares covered by this prospectus and because there are currently no agreements, arrangements or understandings with respect to the sale or other disposition of any of the Shares, we cannot estimate the number of Shares that will be held by the selling shareholders after expiration of the registration statement of which this prospectus forms a part.

Each selling shareholder has indicated to us that neither it nor any of its affiliates has held any position or office or had any other material relationship with us in the past three years except as described in the footnotes to the table or as a result of acquisition of the Shares. None of the following selling shareholders are registered broker-dealers or affiliated with registered broker dealers.

Information about the selling shareholders may change from time to time. Any changed information with respect to which we are given notice will be included in prospectus supplements.

	Beneficial Ownership of Common Stock Before Conversion of Convertible Notes			Beneficial Ownership of Common Stock After Conversion of Convertible Notes
	Total Beneficial Ownership	% of Class	Number of Shares Being Offered(2)	Total Beneficial Ownership(3)	% of Class
Selling Shareholder(1)
Manatuck Hill Scout Fund, LP	-0-	*	4,843,750	-0-	*
Hawksbill Holdings, LLLP(4)	504,287	*	1,937,500	504,287	*
Hale Capital Partners, LP	-0-	*	968,750	-0-	*
Arthur J. Samberg	-0-	*	968,750	-0-	*
The Joseph D. Samberg Revocable Trust	-0-	*	968,750	-0-	*
Jennifer L. Cue(5)	2,701,360	6.51%	387,500	2,701,360	6.51%
Kevin Harris	-0-	*	387,500	-0-	*
J. Scott Liolios	-0-	*	387,500	-0-	*
Christopher Tonkin	-0-	*	193,750	-0-	*
Frank R. Tonkin	-0-	*	193,750	-0-	*
Eric Chastain(6)	306,208	*	38,750	306,208	*
Max Schroedl(7)	102,084	*	19,375	102,084	*
Steve Gress(8)	21,354	*	19,375	21,354	*

*	Less than 1%
(1)	This table is based upon information supplied by the selling shareholders, which information may not be accurate as of the date hereof. Except as indicated otherwise, we believe, based on the information furnished to us, that the selling shareholders named in the table above have sole voting and investment power with respect to all securities that they beneficially own, subject to applicable community property laws.
(2)	Assumes the Convertible Note held by such selling shareholder is converted in its entirety at maturity.
(3)	Assumes all offered Shares are sold and beneficial ownership of any additional shares or securities which are convertible or exchangeable into shares are not acquired. The registration of the Shares does not necessarily mean that the selling shareholders will sell all or any portion of the Shares covered by this prospectus.
(4)	Christopher Beach is the President and Manager of Hawksbill Holdings, LLLP. On March 23, 2018, Mr. Beach was appointed as a member of the Company’s Board of Directors.
(5)	Ms. Cue is our Chief Executive Officer, President and a member of the Company’s Board of Directors. Total includes 295,000 options exercisable within sixty days of June 30, 2018.
(6)	Mr. Chastain is our Chief Operating Officer. Total includes 295,708 options exercisable within sixty days of June 30, 2018.
(7)	Mr. Schroedl is our Chief Financial Officer. Total includes 102,084 options exercisable within sixty days of June 30, 2018.
(8)	Mr. Gress is our Executive Vice President of Sales. Total includes 21,354 options exercisable within sixty days of June 30, 2018.

PLAN OF DISTRIBUTION

The selling shareholders or any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell, transfer or otherwise dispose of the Shares issued upon conversion of the Convertible Notes, on any stock exchange, market or trading facility on which the Shares are traded or quoted, or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. The selling shareholders may use one or more of the following methods when disposing of the Shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	through the writing or settlement of options on the Shares;

•	to cover short sales made after the date that this registration statement is declared effective by the Securities and Exchange Commission;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such Shares at a stipulated price per share; or

•	a combination of any of the above.

The selling shareholders may also sell Shares under Rule 144 of the Securities Act of 1933 (the “Securities Act”), provided that they meet the criteria and conform to the requirements of such rule, rather than under this prospectus. The selling shareholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of the Shares if it deems the purchase price to be unsatisfactory at any particular time.

The selling shareholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the Shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the Shares will do so for their own account and at their own risk. It is possible that a selling shareholder will attempt to sell Shares in block transactions to market makers or other purchasers at a price per Share which may be below the then existing market price. The Company cannot assure that all or any of the Shares will be issued to, or sold by, the selling shareholders. The selling shareholders and any brokers, dealers or agents, upon effecting the sale of any of the Shares, may be deemed to be “underwriters” as that term is defined under the Securities Act, the Securities Exchange Act of 1934 (the “Exchange Act”), and the rules and regulations of such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The aggregate proceeds to the selling shareholders from the sale of the Shares will be the purchase price of the Shares less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the Shares to be made directly or through agents. The Company will not receive any of the proceeds from this sale of the Shares.

The Company is required to pay all fees and expenses incident to the registration of the Shares, excluding the fees and disbursements of counsel to the selling shareholders, brokerage commissions and underwriter discounts.

The selling shareholders, alternatively, may sell all or any part of the Shares through an underwriter. The selling shareholders have not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

The selling shareholders may pledge their Shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, sell the pledged Shares. The selling shareholders and any other persons participating in the sale or distribution of the Shares will be subject to applicable provisions of the Exchange Act, and the rules and regulations under such act, including, without limitation, Regulation M under the Exchange Act. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the Shares by, the selling shareholders or any other such person. In the event that any of the selling shareholders are deemed an affiliated purchaser or distribution participant within the meaning of Regulation M, then the selling shareholders will not be permitted to engage in short sales of the Shares. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In addition, if a short sale is deemed to be a stabilizing activity, then the selling shareholders will not be permitted to engage in a short sale of the Shares. All of these limitations may affect the marketability of the Shares.

We have agreed with the selling shareholders to keep the registration statement of which this prospectus is a part effective until the earlier of (1) such time as all of the Shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the Shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

There can be no assurance that any selling shareholder will sell any or all of the Shares registered pursuant to the registration statement, of which this prospectus forms a part. Once sold under the registration statement, of which this prospectus forms a part, the Shares will be freely tradable in the hands of persons other than our affiliates.

USE OF PROCEEDS

The selling shareholders will receive all of the proceeds from the sale of the Shares under this prospectus. We will not receive any proceeds from this sale. The selling shareholders will pay any underwriting discounts and agent’s commissions and expenses they incur for brokerage, accounting, tax or legal services or any other expenses they incur in disposing of the Shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the Shares covered by this prospectus.

MARKET PRICE OF COMMON STOCK & OTHER SHAREHOLDER MATTERS

Our common stock is currently quoted on the OTCQB, which is sponsored and operated by OTCMarkets, Inc. The OTCQB is a network of security dealers who buy and sell stock. The dealers are connected by a computer network that provides information on current “bids” and “asks,” as well as volume information. Our shares are quoted on the OTCQB under the symbol “JSDA.”

The following table sets forth the range of high and low bid quotations for our common stock for each of the periods indicated as reported by the OTCQB. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Fiscal Quarter Ended March 31, 2018

	High Closing Price	Low Closing Price
First Quarter	$0.41	$0.30
Second Quarter	$0.35	$0.26

Fiscal Year Ended December 31, 2017

	High Closing Price	Low Closing Price
First Quarter	$0.48	$0.36
Second Quarter	$0.50	$0.37
Third Quarter	$0.54	$0.45
Fourth Quarter	$0.54	$0.44

The high bid and low ask prices for shares of our common stock on July 16, 2018, was $0.31 and $0.30 per share, respectively, based upon bids that represent prices quoted by broker-dealers on the OTCQB.

Holders

As of June 30, 2018, we had 230 shareholders of record and 41,464,373 common shares issued and outstanding. The number of holders does not include the shareholders for whom shares are held in a “nominee” or “street” name.

DIVIDEND POLICY

We have never declared or paid any cash dividends with respect to our common stock. We currently intend to retain any future earnings to fund the development and growth of our business. We do not anticipate paying cash dividends on our common stock in the foreseeable future.

SELECTED FINANCIAL DATA

The following selected financial and operating data are derived from our consolidated financial statements and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements.

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands, except per share data)
Consolidated statements of operations data:
Revenue	$13,345	$15,667	$13,591	$13,555	$13,696
Cost of goods sold	(10,321)	(11,568)	(10,347)	(10,543)	(10,433)

Gross profit	3,024	4,099	3,244	3,012	3,263
Selling and marketing expenses	(2,123)	(2,033)	(1,896)	(2,235)	(2,322)
General and administrative expenses	(2,014)	(2,151)	(2,104)	(2,535)	(2,779)

Loss from operations	(1,113)	(85)	(756)	(1,758)	(1,838)
Other expense, net	(135)	(94)	(290)	279	10

Income (loss) before income taxes	(1,248)	(179)	(1,046)	(1,479)	(1,828)
Income tax expense, net	(23)	(4)	(74)	(61)	(65)

Net loss	(1,271)	(183)	(1,120)	(1,540)	(1,893)
Basic and diluted net loss per share	$(0.03)	$(0.00)	$(0.03)	$(0.04)	$(0.05)

	As of December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands)
Balance sheet data:
Cash and cash equivalents and accounts receivable, net	$1,644	$2,907	$2,612	$2,094	$2,498
Fixed assets, net	39	25	37	25	232
Total assets	3,389	4,932	5,354	4,874	5,514
Long-term liabilities	12	12	11	2	406
Working capital	908	1,784	1,721	2,568	3,375

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those anticipated in these forward-looking statements. Factors that could contribute to such differences include those discussed below in this section and in the section above entitled “Risk Factors.” You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect new information, events or circumstances after the date of this prospectus, or to reflect the occurrence of unanticipated events. You should read the following discussion and analysis in conjunction with our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

Overview

We develop, produce, market and distribute premium beverages which we sell and distribute primarily in North America through our network of independent distributors and directly to our national and regional retail accounts. We also sell products in select international markets. Our products are sold primarily in grocery stores, convenience and gas stores, on fountain in restaurants, “up and down the street” in independent accounts such as delicatessens and sandwich shops, as well as through our national accounts with several large retailers. We refer to our network of independent distributors as our direct store delivery (DSD) channel, and we refer to our national and regional accounts who receive shipments directly from us as our direct to retail (DTR) channel. We do not directly manufacture our products, but instead outsource the manufacturing process to third-party contract manufacturers. We also sell various products online, including soda with customized labels, wearables, candy and other items, and we license our trademarks for use on products sold by other manufacturers.

Our Focus: Sales Growth

Our focus is sales growth through execution of the following key initiatives:

•	Expand our fountain program in the United States and Canada;

•	Increase distribution of Lemoncocco in the United States and Canada; and

•	Build upon partnerships in innovative ways.

Results of Operations

The following table represents selected items in our statements of operations for three months ended March 31, 2018 and 2017 and for the years ended December 31, 2017 and 2016:

	Three months ended March 31,				Year ended December 31,
	2018	% of Revenue	2017	% of Revenue	2018	% of Revenue	2017	% of Revenue
	(Dollars in thousands, except per share data)				(Dollars in thousands, except per share data)
Consolidated statements of operations data:
Revenue	$2,837	100.0%	$3,535	100.0%	$13,345	100.0%	$15,667	100.0%
Cost of goods sold	(2,221)	(78.3)%	(2,682)	(75.9)%	(10,321)	(77.3)%	(11,568)	(73.8)%

Gross profit	616	21.7%	853	24.1%	3,024	22.7%	4,099	26.2%
Selling and marketing expenses	(554)	(19.5)%	(544)	(15.4)%	(2,123)	(15.9)%	(2,033)	(13.0)%
General and administrative expenses	(539)	(19.0)%	(483)	(13.7)%	(2,014)	(15.1)%	(2,151)	(13.7)%

Loss from operations	(477)	(16.8)%	(174)	(4.9)%	(1,113)	(8.3)%	(85)	(0.5)%
Interest expense	(21)	(0.7)%	(15)	(0.4)%	(75)	(0.6)%	(85)	(0.5)%
Other income (expense), net	34	1.2%	(1)	(0.0)%	(60)	(0.4)%	(9)	(0.1)%

Loss before income taxes	(464)	(16.4)%	(190)	(5.4)%	(1,248)	(9.4)%	(179)	(1.1)%
Income tax expense, net	(5)	(0.2)%	(7)	(0.2)%	(23)	(0.2)%	(4)	(0.0)%

Net loss	$(469)	(16.5)%	$(197)	(5.6)%	$(1,271)	(9.5)%	$(183)	(1.2)%

Basic and diluted net loss per share	$(0.01)		$(0.00)		$(0.03)		$(0.00)

	As of
	March 31, 2018	December 31, 2017
	(Dollars in thousands)
Balance sheet data:
Cash and cash equivalents and accounts receivable, net	$4,539	$1,644
Fixed assets, net	35	39
Total assets	6,184	3,389
Long-term liabilities	2,419	12
Working capital	3,232	908

Comparison of the three months ended March 31, 2018 and 2017

Revenue

For the quarter ended March 31, 2018, revenue was approximately $2.8 million, a decrease of $698,000, or 19.7% from approximately $3.5 million in revenue for the quarter ended March 31, 2017. The primary reasons for the revenue decline were timing of our 7-Select pipeline fill during the first quarter of 2017, timing of international orders and the delisting of our 12-oz. can business by a larger grocery customer during the second quarter of 2017.

For the quarter ended March 31, 2018, trade spend and promotion allowances, which offset revenue, totaled $259,000, a decrease of 16.2% compared to $309,000 for the quarter ended March 31, 2017, due to timing of programs.

Gross Profit

For the quarter ended March 31, 2018, gross profit decreased by $237,000 or 27.8%, to $616,000 compared to $853,000 for the quarter ended March 31, 2017. For the quarter ended March 31, 2018 gross margin as a percentage of revenue decreased to 21.7% from 24.1% for the quarter ended March 31, 2017, due primarily to escalating freight costs.

Selling and Marketing Expenses

Selling and marketing expenses for the quarter ended March 31, 2018 were $554,000, an increase of $10,000, or 1.8%, from $544,000 for the quarter ended March 31, 2017. Selling and marketing expenses as a percentage of revenue increased to 19.5% for the quarter ended March 31, 2018, from 15.4% in 2017. We will continue to balance selling and marketing expenses with our working capital resources. For both the three months ended March 31, 2018 and 2017, non-cash expenses included in selling and marketing expense (stock compensation and depreciation) were $17,000, respectively.

General and Administrative Expenses

General and administrative expenses for the quarter ended March 31, 2018 were $539,000, an increase of $56,000 or 11.6%, compared to $483,000 for the quarter ended March 31, 2017, primarily due to stock compensation costs and one-time corporate costs incurred during the quarter. General and administrative expenses as a percentage of revenue increased to 19.0% for the quarter ended March 31, 2018 from 13.7% in 2017. We will continue to carefully manage general and administrative expenses with our working capital resources. For the three months ended March 31, 2018 and 2017, non-cash expenses included in general and administrative expense (stock compensation and depreciation) were $36,000 and $27,000, respectively.

Income Tax Expense

We had $5,000 of income tax expense for the quarter ended March 31, 2018, compared to $7,000 for the quarter ended March 31, 2017, primarily related to the tax provision on income from our Canadian operations.

We have not recorded any tax benefit for the loss in our U.S. operations as we have recorded a full valuation allowance on our U.S. net deferred tax assets. We expect to continue to record a full valuation allowance on our U.S. net deferred tax assets until we sustain an appropriate level of taxable income through improved U.S. operations. Our effective tax rate is based on recurring factors, including the forecasted mix of income before taxes in various jurisdictions, estimated permanent differences and the recording of a full valuation allowance on our U.S. net deferred tax assets.

Net Loss

Net loss for the quarter ended March 31, 2018 was $469,000 compared to net loss of $197,000 for the quarter ended March 31, 2017 primarily due to timing of certain items and the delisting of our 12-oz. can business, as discussed above under “Revenue.”

Comparison of the years ended December 31, 2017 and 2016

Revenue

For the year ended December 31, 2017, revenue was approximately $13.3 million, a decrease of approximately $2.3 million, or 14.8% from $15.7 million in revenue for the year ended December 31, 2016. The decrease was primarily driven by declines in our Jones glass bottle business consistent with downward pressure on the industry and the second quarter de-listing of our can business by a national retailer. During 2017 and 2016, respectively, 23% and 19% of our revenues were from Canada.

For the year ended December 31, 2017, promotion allowances and slotting fees, which offset revenue, totaled $1.5 million, a decrease of $285,000, or 16.2%, from $1.8 million, in 2016. The decrease was primarily due to prior year programs around the launch of 7-Select in 2016.

Gross Profit

For the year ended December 31, 2017, gross profit decreased by approximately $1.1 million or 26.2%, to $3.0 million compared to $4.1 million for the year ended December 31, 2016, primarily driven by a decrease in sales attributable to multiple factors and a $275,000 non-cash write-down of obsolete inventory based on our current assessment of market conditions. For the year ended December 31, 2017, gross margin decreased to 22.7% from 26.2% for the year ended December 31, 2016, primarily due to a large inventory write-down.

Selling and Marketing Expenses

Selling and marketing expenses for the year ended December 31, 2017 were approximately $2.1 million, an increase of $90,000, or 4.4%, from $2.0 million for the year ended December 31, 2016. Selling and marketing expenses as a percentage of revenue increased to 15.9% for the year ended December 31, 2017, from 13.0% in 2016 driven by increased product sampling and decreased revenues.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2017 were $2.0 million, a decrease of $137,000 or 6.4%, compared to $2.2 million for the year ended December 31, 2016. General and administrative expenses as a percentage of revenue increased to 15.1% for the year ended December 31, 2017 from 13.7% in 2016.

Income Tax Expense

We had income tax expense of $23,000 in 2017, compared to $4,000 in 2016, primarily related to the tax provision on income from our Canadian operations.

We have not recorded any tax benefit for the loss in our U.S. operations as we have recorded a full valuation allowance on our U.S. net deferred tax assets. We expect to continue to record a full valuation allowance on our U.S. net deferred tax assets until we sustain an appropriate level of taxable income through improved U.S. operations. Our effective tax rate is based on recurring factors, including the forecasted mix of income before taxes in various jurisdictions, estimated permanent differences and the recording of a full valuation allowance on our U.S. net deferred tax assets.

Net Loss

Net loss for the year ended December 31, 2017 increased to $1.3 million from a net loss of $0.2 million for the year ended December 31, 2016. The increase in net loss was primarily a result of downward CSD trends, the delisting of our can business during the second quarter, and a write-down related to our assessment of market conditions.

Liquidity and Capital Resources

We measure our liquidity in a variety of ways, including the following:

	As of
	March 31,		December 31.
	2018	2017	2017	2016
Cash	$3,015	$554	$397	$733
Working Capital	$3,232	$1,648	$908	$1,784

We have experienced recurring losses from operations and negative cash flows from operating activities. This situation created uncertainties about the our ability to execute our business plan, finance operations, and initially indicated substantial doubt about the Company’s ability to continue as a going concern. On March 23, 2018, we received proceeds of $2,800,000 and on April 18, 2018, we received $120,000 in connection with the note purchase agreement described in this prospectus. We believe that the recent financing alleviates the conditions which initially indicated substantial doubt about our ability to continue as a going concern. However, we have experienced and continue to experience negative cash flows from operations, as well as an ongoing requirement for additional capital to support working capital needs. The amount of additional capital that we may require, the timing of capital needs and the availability of financing to fund those needs will depend on a number of factors, including strategic initiatives and operating plans, the performance of our business and the market conditions for debt or equity financing.

We have a revolving secured credit facility with CapitalSource Business Finance Group (the “Loan Facility”). The Loan Facility allows us to borrow a maximum aggregate amount of up to $3.2 million based on eligible accounts receivable and inventory. As of March 31, 2018, our accounts receivable and inventory eligible borrowing base was approximately $1.6 million, of which we had drawn down approximately $759,000.

As of the date of this prospectus, we believe that our current cash and cash equivalents, combined with our Loan Facility and anticipated cash from operations, will be sufficient to meet the Company’s funding requirements beyond August 2019. Additionally, our Loan Facility is available for our working capital needs.

We may require additional financing to support our working capital needs in the future. The amount of additional capital we may require, the timing of our capital needs and the availability of financing to fund those needs will depend on a number of factors, including our strategic initiatives and operating plans, the performance of our business and the market conditions for available debt or equity financing. Additionally, the amount of capital required will depend on our ability to meet our sales goals and otherwise successfully execute our operating plan. We believe it is imperative that we meet these sales objectives in order to lessen our reliance on external financing in the future. We intend to continually monitor and adjust our business plan as necessary to respond to developments in our business, our markets and the broader economy. Although we believe various debt and equity financing alternatives will be available to us to support our working capital needs, financing arrangements on acceptable terms may not be available to us when needed. Additionally, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to our existing shareholders. Any such financing alternatives may not provide us with sufficient funds to meet our long-term capital requirements. If necessary, we may explore strategic transactions that we consider to be in the best interest of the Company and our shareholders, which may include, without limitation, public or private offerings of debt or equity securities, a rights offering, and other strategic alternatives; however, these options may not ultimately be available or feasible when needed.

For the Three Months Ended March 31, 2018 and 2017

As of March 31, 2018, we had cash and cash-equivalents of approximately $3.0 million and working capital of approximately $3.2 million. Cash used in operations during the three months ended March 31, 2018 totaled $71,000 compared to $371,000 provided by operations for the same period a year ago. The increase in cash used in operations compared to the same period a year ago is primarily due to timing of the collection of receivables. We reported a net loss of $469,000 for the three months ended March 31, 2018.

For the Years Ended December 31, 2017 and 2016

As of December 31, 2017 and 2016, we had cash and cash-equivalents of approximately $397,000 and $733,000 respectively, and working capital of $908,000 and $1.8 million, respectively. Net cash used in operations during fiscal years 2017 and 2016 totaled $37,000 and $346,000, respectively. Net cash used in operations decreased primarily due to timing of receivables offset by our larger net loss. Our cash flows vary throughout the year based on seasonality.

For the year ended December 31, 2017, net cash used in financing activities totaled $297,000 compared to net cash provided by financing activities of approximately $303,000 for the year ended December 31, 2016 primarily from the decreased usage of our line of credit and to a lesser extent stock option exercises. We incurred a net loss of $1.3 million for the year ended December 31, 2017. Our accumulated deficit increased to $62.1 million as of December 31, 2017 compared to the prior year’s deficit of $60.9 million.

Seasonality

Our sales are seasonal and we experience fluctuations in quarterly results as a result of many factors. We historically have generated a greater percentage of our revenues during the warm weather months of April through September. Sales may fluctuate materially on a quarter to quarter basis or an annual basis when we launch a new product or fill the “pipeline” of a new distribution partner or a large retail partner such as 7-Eleven. Sales results may also fluctuate based on the number of SKUs selected or removed by our distributors and retail partners through the normal course of serving consumers in the dynamic, trend-oriented beverage industry. As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results expected for the fiscal year.

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, or if management made different judgments or utilized different estimates. Many of our estimates or judgments are based on anticipated future events or performance, and as such are forward-looking in nature, and are subject to many risks and uncertainties, including those discussed below and elsewhere in this prospectus. We do not undertake any obligation to update or revise this discussion to reflect any future events or circumstances.

There are certain critical accounting estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We have identified below our accounting policies that we use in arriving at key estimates that we consider critical to our business operations and the understanding of our results of operations. This is not a complete list of all of our accounting policies, and there may be other accounting policies that are significant to us. For a detailed discussion on the application of these and our other accounting policies, see Note 1 to Consolidated Financial Statements of this prospectus.

Revenue Recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods and services transferred to the customer. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

See Note 6, Segment information, for information on revenue disaggregated by geographic area.

Because the Company’s agreements have an expected duration of one year or less, the Company has elected the practical expedient in ASC 606-10-50-14(a) to not disclose information about its remaining performance obligations.

The Company’s performance obligations are satisfied at the point in time when products are received by the customer, which is when the customer has title and the significant risks and rewards of ownership. Therefore, the Company’s contracts have a single performance obligation (shipment of product). The Company primarily receives fixed consideration for sales of product. Sales tax and other similar taxes are excluded from revenue.

Revenue is recorded net of provisions for discounts, slotting fees and promotion allowances, which are typically agreed to upfront with the customer and do not represent variable consideration. Discounts, slotting fees and promotional allowances vary the consideration the Company is entitled to in exchange for the sale of products to distributors. The Company estimates these discounts, slotting fees and promotional allowances in the same period that the revenue is recognized for products sales to customers. The amount of revenue recognized represents the amount that will not be subject to a significant future reversal of revenue. The liability for promotional allowances is included in accrued expenses on the consolidated balance sheets. Amounts paid for slotting fees are recorded as prepaid expenses on the consolidated balance sheets and amortized over the corresponding term.

All sales to distributors and customers are generally final. In limited instances the Company may accept returned product due to quality issues or distributor terminations and the Company would have variable consideration. To date, returns have not been material. The Company’s customers generally pay within 30 days from the receipt of a valid invoice. The Company offers prompt pay discounts of up to 2% to certain customers typically for payments made within 15 days. Prompt pay discounts are estimated in the period of sale based on experience with sales to eligible customers. Early pay discounts are recorded as a deduction to the accounts receivable balance presented on the consolidated balance sheets.

The accounts receivable balance primarily includes balances from trades sales to distributors and retail customers. The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in existing accounts receivable . The Company determines the allowance for doubtful accounts based primarily on historical write-off experience. Account balances that are deemed uncollectible, are charged off against the allowance after all means of collection have been exhausted and the potential for recover is considered remote.

Inventory

We hold raw materials and finished goods inventories, which are manufactured and procured based on our sales forecasts. We value inventory at the lower of cost or net realizable value and include adjustments for estimated obsolete or excess inventory, on a first-in, first-out basis. These valuations are subject to customer acceptance, planned and actual product changes, demand for the particular products, and our estimates of future realizable values based on these forecasted demands. We regularly review inventory detail to determine whether a write-down is necessary. We consider various factors in making this determination, including recent sales history and predicted trends, industry market conditions and general economic conditions. The amount and timing of write-downs for any period could change if we make different judgments or use different estimates. We also determine whether a provision for obsolete or excess inventory is required on products that are over 12 months from production date or any changes related to market conditions, slow-moving inventory or obsolete products.

BUSINESS

Overview

We develop, produce, market and distribute premium beverages, which we sell and distribute primarily in the United States and Canada through our network of independent distributors and directly to our national and regional retail accounts. We also sell products in select international markets. Our products are sold in grocery stores, convenience and gas stores, on fountain in restaurants, “up and down the street” in independent accounts such as delicatessens and sandwich shops, as well as through our national accounts with several large retailers. We refer to our network of independent distributors as our direct store delivery (DSD) channel, and we refer to our national and regional accounts who receive shipments directly from us as our direct to retail (DTR) channel. We do not directly manufacture our products, but instead outsource the manufacturing process to third-party contract manufacturers. We also sell various products online, including soda with customized labels, wearables, candy and other items, and we license our trademarks for use on products sold by other manufacturers.

Our company is a Washington corporation formed in 2000 as a successor to Urban Juice and Soda Company Ltd., a Canadian company formed in 1986. Our principal place of business is located at 66 South Hanford Street, Suite 150, Seattle, Washington 98134. Our telephone number is (206) 624-3357.

Jones Soda Products

Our strategy is to focus on our core brand, Jones Soda, while investing in our new higher margin initiatives, such as Lemoncocco and Fountain. Our product line-up currently consists of the following:

Jones Soda

Jones Soda is our premium carbonated soft drink. We sell Jones Soda in premium glass bottles and cans, with every label featuring a photo sent to us by our consumers. We also sell Jones Soda on fountain, utilizing customer photos on the fountain equipment and cups. Over 1 million photos have been submitted to us. We believe this unique interaction with our consumers distinguishes our brand and offers a strong competitive advantage for Jones Soda. Equally differentiating are the distinctive names of our products such as FuFu Berry and Berry Lemonade, and the fact that our products are made from high quality ingredients, including pure Cane Sugar. We also sell Jones Soda in more traditional flavors such as Cream Soda, Root Beer and Orange & Cream.

Lemoncocco

We officially launched Lemoncocco ® in January 2016. Lemoncocco represents an entirely new beverage category that was inspired by the distinctive refreshment stands found along the streets of Rome, Italy. Lemoncocco is a premium non-carbonated, naturally flavored beverage with the extracts of Sicilian lemons and a splash of coconut cream. Lemoncocco is lightly sweetened with a touch of cane sugar and only 90 calories per 12-ounce serving. Lemoncocco was designed to be on trend, beautifully bold in design and yield a higher gross profit margin than our current Jones bottle product offerings. Lemoncocco is perfect for food pairing, making cocktails and hydration. The overall appeal to the health channel and a wider age demographic makes Lemoncocco an exciting and diverse offering in the marketplace.

Our initial controlled launch strategy was to validate the brand by utilizing specialty distributors in select markets. As a result of strong re-orders and account retention through these channels, in late 2017 we began to offer Lemoncocco to our existing Jones distribution network in strategic areas and scenarios.

In late 2017, we introduced Lemoncocco to two divisions of Whole Foods and the Northern California region of Safeway and Raley’s. We continue to receive strong initial results through trade shows and our broader beverage network. In 2018, we have continued to explore existing and alternative distribution strategies while investing further in this initiative.

Fountain

Drawing inspiration from our traditional bottles, the fountain equipment is branded with an engaging collage of consumer-submitted photos that are inspired by the business themes of our retail partners and the regions in which they are located. Our fountain offerings include traditional flavors such as Cane Sugar Cola, Sugar Free Cola, as well as Cane Sugar sweetened Ginger Ale, Orange & Cream, Root Beer and Lemon Lime. Rounding out the lineup are two of our most popular Cane Sugar flavors, Berry Lemonade and Green Apple. We have developed other products in select markets that include teas, lemonade, vitamin enhanced waters, hydration beverages, as well as naturally flavored sparkling waters.

We continue to see growing interest from celebrity chefs, larger quick service restaurants, corporate accounts, retailers and a variety of other outlets looking for differentiated offerings in their fountain soda. We feel that Jones on fountain enhances the consumer experience, while appealing to a broad demographic. Our national brand awareness and customer centric approach make us unique compared to other craft soda competitors within this category.

Co-Brand and Private Label Products

In February 2016, we announced our partnership with 7-Eleven, Inc. and together created the 7-Select brand of premium sodas crafted by Jones, the first premium carbonated beverage in the 7-Select private brand lineup. 7-Select continues to be available exclusively at participating 7-Eleven locations across the United States. When opportunities meet our required financial and operational metrics we utilize our industry expertise to provide private label products for customers.

Sparkling Beverage Industry

Our Jones Soda beverages are classified in the sparkling beverage category, which encompasses the carbonated soft drinks (CSD) segment. The CSD segment is the largest segment in the sparkling beverage category, and in the United States it is a $79 billion industry (according to the June 2017 issue of Beverage Digest). During 2016, the CSD segment continued to grow with an increase of 2.0% as a result of raising prices. Within the CSD segment are craft and premium sodas, which provide consumers with unique premium alternatives to the large corporate brands and is where our Jones Soda line competes. In the United States, craft and premium sodas are typically distributed through the grocery, drug, mass, club, convenience, independent account and online sales channels.

Our Focus: Sales Growth

Our focus is sales growth through execution of the following key initiatives:

•	Expand our fountain program in the United States and Canada;

•	Increase distribution of Lemoncocco in the United States and Canada; and

•	Build upon partnerships in innovative ways.

Product Distribution and Sales Strategy

Our core products are distributed and sold throughout the United States and Canada and in select international markets. Our primary distribution channels are our direct store delivery (DSD) channel (sales and distribution through our network of independent distributors) and our direct to retail (DTR) channel (sales directly to national and regional retail accounts). We also have our online channel for internet sales of various products. We strategically build our national and regional retailer network by focusing on distribution systems that we believe will provide top-line drivers for our products and increased availability and visibility of our products in our core markets. In building and expanding our DSD channel, we also consider international markets and look for regions that data suggests have a high affinity for the Jones brand and can be pursued within our financial resources.

Part of our strategy in building our distribution system is to blend our DSD and DTR distribution channels, delivering different offerings through alternate channels. In determining the most advantageous distribution channel, we also consider what works best for the customer, allowing for better retail activation and in-store presence, including seeking placement on shelves that are normally restricted to national mainstream brands and placement in the cold-aisle, thus providing us access to the important “take home market.” We have also introduced the JONES Cane Sugar Fountain program through a network of fountain distributors in select regions across the United States and Canada to provide our premium products and uniquely customized fountain equipment.

During the year ended December 31, 2017, three of our customers represented approximately 53% of revenue. We intend to continue to expand our distributor network and DTR accounts, which may result in a decreased dependence on any one or more of our independent distributors or national retail accounts.

We contract with independent trucking companies to have our product shipped from our contract manufacturers to independent warehouses and then on to our distributors and national retail accounts. Distributors then sell and deliver our products either to sub-distributors or directly to retail accounts. We recognize revenue upon receipt by our distributors and national account customers of our products, net of discounts and promotional allowances, and all sales are final; however, in limited instances, due to credit issues, quality or damage issues, or distributor changes, we may accept returned product, which to date has not been material.

DSD (direct store delivery)

We maintain a network of independent distributors across the United States and Canada. We have also secured distribution in select international markets and are evaluating other international opportunities for our products. We choose our distributors based on our perception of their ability to build our brand franchise in convenience stores, grocery stores, on fountain in restaurants and “up and down the street” in independent accounts such as delicatessens and sandwich shops.

Typically, we grant our independent distributors exclusive distribution rights in defined territories, which may include invasion fees in the event we provide product directly to one of our national retailers located in the distributor’s region. We are also obligated to pay termination fees for cancellations of most of these written distributor agreements, unless the termination is ‘for cause.’ We intend to continue our efforts to reinforce and expand our distribution network by partnering with new distributors and replacing underperforming distributors. In addition to the efforts of our independent distributors in obtaining distribution of our products, we actively seek to obtain listings for our products with key retail grocery, convenience and mass merchandiser accounts, which are serviced through our independent distributor network.

Product availability at a specific store location for any of our named retailers is subject to the retailer preference, consumer demand, and localized store variances. Our accounts listing changes from time to time, as new retail accounts are added and others are canceled. To find a retailer that carries our products, our product locator is available on our website under “Store-Product Locator.”

DTR (direct to retail)

Our direct to retail channel of distribution is an important part of our strategy to target large national or regional restaurant chains and retail accounts, including convenience store chains, mass merchandisers and premier food-service businesses. Through these programs, we negotiate directly with the retailer to carry our products, and the account is serviced through the retailer’s appointed distribution system (rather than through our DSD network). These arrangements are terminable at any time by these retailers or us, and contain no minimum purchase commitments or termination fees.

Co-Brand and Private Label

We offer private label products directly to retailers. Our expertise in innovation and manufacturing allow for efficiencies for both the Company and the customer. We are able to produce these products with minimal sell through risk and ship them through our network of independent trucking companies or a preferred partner of the customer.

Fountain Distribution

We sell direct to certain retailers in addition to working with a network of fountain distributors in select focus regions within the United States and Canada to provide our premium products and uniquely customized fountain equipment.

Sales

Our products are sold throughout the United States and Canada, primarily in convenience stores, grocery stores, on fountain in restaurants and “up and down the street” in independent accounts such as delicatessens and sandwich shops, as well as through our national accounts with several large retailers. In 2017, sales in the United States represented approximately 76% of total sales, while sales in Canada represented approximately 23%, and we had approximately 1% in other international sales.

Our Brand

Building our Brand

We have built our brand to a large extent on our fun and independent image as well as by providing unique and exciting flavors that appeal to consumers who prefer alternatives to the corporate CSD brands. This market is driven by trendy, young consumers looking for a distinctive tonality and better ingredients in their beverage choices. While we are known for our unique and innovative flavors, we also feature traditional flavors and feel that our broad appeal positions us as a leader in the growing premium craft segment of the industry. Additionally, through the labels on our bottles and our invitation to consumers to send in photographs to be featured on the Jones Soda labels, we focus on a coherent message and call to action, thus escaping the uniformity that we believe plagues so many other brands. We select photos throughout the year to be placed on our bottles and cans for distribution, and also invite consumers to celebrate special occasions and memories by creating their own label through myJones.com. In that space, consumers have the ability to customize their own label and product with a photo and short caption using a proprietary patented process. In addition to creative labeling on our products, we provide our distributors with point-of-sale promotional materials and branded apparel items. We believe that our labeling, marketing and promotional materials are important elements to creating and increasing consumer appeal, as well as distributor and retailer awareness, and that our branding efforts have helped us achieve strong consumer connections and affinity levels for our products.

Brand Marketing

Our marketing team has developed brand positioning and brand identity that is an integral asset and we believe allows our brand to be widely known in a positive way among a large demographic. We have a successful history of positioning ourselves in alternative accounts with the intent to be where national mainstream brands are not sold. We also have a program of sponsoring alternative sport athletes to promote our products in youth alternative sports, including skateboarding, BMX biking and snowboarding. We also have a program of sponsoring up-and-coming musicians and artists. We believe this effort to position our products in alternative accounts and venues draws a younger generation of customers that value their independence away from the larger soft drink brands.

Social Media

Our core marketing pillar is the open access our consumers have to define the brand through our website Jonessoda.com. We actively participate in blogs and several different social media campaigns as a way of direct engagement with our consumers in order to listen to their voices and better understand their issues and changes in consumer trends. Social media represents one of the largest shifts in modern business away from static advertising, and we have had success in creating social media hubs through forums such as Facebook, Twitter and Instagram. Our consumers have responded by bringing us onto their social media pages and into their lives, creating a personal connection that we believe helps ensure they are actively engaged with our brand and our products.

Consumer-Submitted Photos

We are well-known for the photos on our labels. We invite our consumers to send us photos of their lives, and we select from those photos for use on our labels. Photos can be submitted through our website at our “Jones Soda Photo Gallery.” Every Jones Soda glass bottle and can has a picture provided to us by a consumer.

Customized Photo Labels

We also provide our Jones Soda customers, ranging from businesses to end consumers, customized and personalized 6-packs and 12-packs of Jones Soda (in bottles) that they can create with their own photos on the labels. The strategy of this program is to provide a customized and personalized product offering to our consumers as well as an innovative marketing opportunity for our Jones Soda brand. Consumers can upload their photos through our website and create their own “myJones” labels. The personalized labels are downloaded at our headquarters, applied to 12-packs of Jones Soda and delivered to the consumer.

We believe our photo strategy has increased awareness for, as well as provided for increased consumer interactivity with, the Jones Soda brand.

Point of Sale and Consumer Awareness

We use point-of-sale materials such as posters, stickers, hats and T-shirts to create and increase consumer awareness of our proprietary products and brands. In response to consumer demand, we also sell our products and our wearables on our website. In selected cities, we participate at a “grassroots” level at certain community and sporting events in an attempt to create and increase brand awareness and loyalty. We use recreational vehicles, vans and independent distributor vehicles painted with the Jones colors and logos to create consumer awareness and enthusiasm at these events and to assist distributors as they open new retail accounts and markets.

From time to time, we partner with companies that will manufacture Jones-related products that we feel extend and enhance our Jones brand. We currently have a licensing arrangement with a third party to manufacture and distribute Jones Soda Flavor Booster hard candy. In addition to these marketing techniques, we also pursue cross-promotional campaigns with other companies.

Partnership with Young Audiences

Beginning in 2014, we partnered with Young Audiences to launch the Jones Soda Photography Curriculum, which was created to teach children about the art of photography. Young Audience’s mission is to ensure arts remain an integral part of youth education, with the help of organizations such as Jones Soda. We feel that it is a worthy cause directly aimed at supporting the children that make up our fan base. Customer-submitted photos are one of our key assets, and to utilize them in a way that we can give back to the community, is directly aligned with the brand’s core values.

Brand and Product Development

We understand the importance of creating new beverage products and enhancing our existing products to meet the ever-changing consumer taste profile. We continue to expand our JONES Cane Sugar Fountain program that allows for our Jones Soda product line to be offered “on tap.” We partner with restaurants and grocery stores that prefer to offer new innovative and pure cane sugar fountain opportunities for their guests and we utilize a select group of fountain distributors to service these retail customers.

Our strategy is to focus on innovative products that will be accepted by consumers, retailers and distributors. We believe this is accomplished by keeping open dialog directly with our consumers through our website, blogs and social media as well as with our retail and distributor partners to ensure we are current with consumer trends in the beverage industry.

We develop the majority of our brands and products in-house. We used a similar process initially to create the Jones Soda brand, and we intend to continue utilizing this process to create our future brands and products. This process primarily consists of the following steps:

Market Evaluation. We evaluate the strengths and weaknesses of certain categories and segments of the beverage industry with a view to pinpointing potential opportunities.

Financial Evaluation. We evaluate consumer price tolerance and sensitivity. All new products must be able to scale and meet strict margin requirements.

Distributor Evaluation. We analyze existing and potential distribution channels, whether DSD, DTR or a blend of these channels. This analysis addresses, among other things, which companies will distribute particular beverage brands and products, where such companies may distribute such brands and products, and what will motivate these distributors to distribute such brands and products.

Production Evaluation. We review all aspects of production of our beverages, including contract packing capacity, strategic production locations, and quality control, and prepare a cost analysis of the various considerations that will be critical to producing our brands and products.

Image and Design. Based on our evaluation of the market, distributors and production issues, we create and develop the concept for a beverage brand, product or product extension. Our technical services department then works with various flavor concentrate houses to test, choose and develop product flavors for the brand.

We believe that the ongoing process of creating new brands, products and product extensions will be an important factor in our long-term success.

In addition to the above extensions to the Jones Soda brand, we have created and launched a new brand with its own separate identity from the Jones Soda brand, Lemoncocco®. We believe that Lemoncocco represents a new category in the non-carbonated beverage industry and that developing a separate all-natural beverage brand is an important opportunity for the Company.

We have also announced our partnership with 7-Eleven, Inc. wherein both companies partnered to create 7-Select brand premium sodas crafted by Jones, the first premium carbonated beverage in the 7-Select private brand lineup. 7-Select premium sodas crafted by Jones are available exclusively at participating 7-Eleven locations across the United States.

Competition

The beverage industry is highly competitive. Principal methods of competition in the beverage industry include:

•	distribution;

•	shelf-management;

•	licensing;

•	brand name and image;

•	price;

•	labeling and packaging;

•	advertising;

•	product quality and taste;

•	trade and consumer promotions; and

•	development of new brands, products and product extensions.

We compete with other beverage companies not only for consumer acceptance but also for shelf space in retail accounts and for marketing focus by our distributors, all of whom also distribute other beverage brands. Our products compete with all non-alcoholic beverages, most of which are marketed by companies with substantially greater financial resources than ours. We also compete with regional beverage producers and “private label” soft drink suppliers. Our direct competitors in the sparkling beverage industry include Dr. Pepper Snapple (Stewart’s and IBC), Boylan, Henry Weinhard’s, Thomas Kemper, and other regional premium soft drink companies. We also compete against Coca-Cola, Pepsi, Hansen’s, and other traditional soft drink manufacturers and distributors. Our fountain offering competes directly with Coca-Cola and Pepsi.

In order to compete effectively in the beverage industry, from time to time we develop and introduce new products and product extensions, and when warranted, new brands. Lemoncocco, our new premium non-carbonated beverage, is an example of this.

Although we believe that we will be able to continue to create competitive and relevant brands and products to satisfy consumers’ changing preferences, there can be no assurance that we will be able to do so or that other companies will not be more successful in this regard over the long term.

Pricing of the products is also important. We believe that our products are priced in the same price range or higher than competitive brands and products, and compete on quality as they are premium product offerings.

Production

Contract Packing Arrangements

We do not directly manufacture our products, but instead outsource the manufacturing process to third-party bottlers and independent contract manufacturers (co-packers). We currently use primary co-packers located in Canada and the United States. Once the product is manufactured, the finished products are stored either at the co-packer’s location or in nearby third-party warehouses. Other than minimum case volume requirements per production run for most co-packers, we do not have annual minimum production commitments with our co-packers. Our co-packers may terminate their arrangements with us at any time, in which case we could experience disruptions in our ability to deliver products to our customers. We continually review our contract packing needs in light of regulatory compliance and logistical requirements and may add or change co-packers based on those needs.

Raw Materials

The raw materials used in the manufacturing of our products consist primarily of concentrate, flavors, supplements, sugar, bottles, cans, labels, trays, caps and packaging. Substantially all of the raw materials used in the preparation, bottling and packaging of our bottle and can products are purchased by us or by our contract manufacturers in accordance with our specifications. These raw materials are purchased from suppliers selected by us or by our contract manufacturers. We believe that we have adequate sources of raw materials, which are available from multiple suppliers.

We purchase flavor concentrate from our suppliers. Generally, flavor concentrate suppliers own the proprietary rights to the flavors. Although we do not have the list of ingredients or formulas for our flavors, we have exclusive rights to the use of the flavor concentrates developed with our suppliers. In connection with the development of new products and flavors, independent suppliers bear a large portion of the expense for product development, thereby enabling us to develop new products and flavors at relatively low cost. If we have to replace a flavor supplier, we could experience disruptions in our ability to deliver products to our customers, which could have an adverse effect on our results of operations.

The costs of raw materials fluctuate and in certain instances we enter into supply agreements to address these risks. We have a three-year fixed price supply agreement with our primary glass supplier which expires at the end of 2019. The price of glass continues to increase each year due to the shortage of available glass in the industry; however, our supply agreement with our glass supplier provides us with some price protection.

Quality Control

Our products are made from high-quality ingredients and natural and artificial flavors. We seek to ensure that all of our products satisfy our high-quality standards. Contract manufacturers are selected and monitored by our quality control representatives in an effort to ensure adherence to our production procedures and quality standards.

For every run of product, our contract manufacturer undertakes extensive testing of product quality and packaging. This includes testing levels of sweetness, carbonation, taste, product integrity, packaging and various regulatory cross checks. Samples from each production run are analyzed and categorized in a reference library. For each product, the contract manufacturer must transmit all quality control test results to us for reference following each production run.

Testing also includes microbiological checks and other tests to ensure the production facilities meet the standards and specifications of our quality assurance program. Water quality is monitored during production and at scheduled testing times to ensure compliance with beverage industry standards. The water used to produce our products is filtered and is also treated to reduce alkalinity. Flavors are pre-tested by the flavor concentrate supplier before shipment to contract manufacturers. We are committed to ongoing product improvement with a view towards ensuring the high quality of our product through a stringent co-packer selection, training and communication program.

Regulation

The production and marketing of our proprietary beverages are subject to the rules and regulations of various federal, provincial, state and local health agencies, including in particular Health Canada, Agriculture and Agri-Food Canada (AAFC) and the United States Food and Drug Administration (FDA). The FDA and AAFC also regulate labeling of our products. From time to time, we may receive notifications of various technical labeling or ingredient reviews with respect to our products. We believe that we have a compliance program in place to ensure compliance with production, marketing and labeling regulations.

Legal requirements have been enacted in several jurisdictions in the United States and Canada requiring that deposits or certain eco-taxes or fees be charged for the sale, marketing and use of certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other beverage container-related deposit, recycling, eco-tax and/or product stewardship proposals have been introduced in various jurisdictions in the United States and Canada. We anticipate that similar legislation or regulations may be proposed in the future at local, state and federal levels, both in the United States and Canada.

Trademarks, Flavor Concentrate Trade Secrets and Patent Rights

In the United States, we own a number of trademark registrations (designated by the ® symbol) and pending trademark applications (designated by the ™ symbol) for use in connection with our products, including “JONES®,” “JONES SODA CO.®,” “JONES ZILCH®” and “LEMONCOCCO ®”.

In general, trademark registrations expire 10 years from the filing date or registration date, with the exception in Canada, where trademark registrations expire 15 years from the registration date. All trademark registrations may be renewed for a nominal fee.

We have the exclusive rights to our flavor concentrates developed with our current flavor concentrate suppliers, which we protect as trade secrets. We will continue to take appropriate measures to maintain the secrecy and proprietary nature of our flavor concentrates.

We consider our trademarks and trade secrets to be of considerable value and importance to our business.

Seasonality

Our sales are seasonal and we experience fluctuations in quarterly results as a result of many factors. We historically have generated a greater percentage of our revenues during the warm weather months of April through September. Sales may fluctuate materially on a quarter to quarter basis or an annual basis when we launch a new product or fill the “pipeline” of a new distribution partner or a large retail partner. Sales results may also fluctuate based on the number of SKUs selected or removed by our distributors and retail partners through the normal course of serving consumers in the dynamic, trend-oriented beverage industry. As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results expected for the fiscal year.

Employees

As of the date of this prospectus, we have 29 employees, all but one of which are full-time. Of our 29 employees, 19 are employed in sales and marketing capacities, 6 are employed in administrative capacities and 4 are employed in customer service, manufacturing and quality control capacities. None of our employees are represented by labor unions.

Securities Exchange Act Reports and Other Available Information

As a public company, we are required to file our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements on Schedule 14A and other information (including any amendments) with the Securities and Exchange Commission (the “SEC”). You can find our SEC filings at the SEC’s website at www.sec.gov. You may also read and copy such material at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549.

Our Internet address is www.jonessoda.com. Information contained on our website is not part of this document.

We make available on or through our website at www.jonessoda.com our SEC filings free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC. In addition, the following corporate governance materials are also available on our website under “Investor Relations — Corporate Governance:”

•	Audit Committee Charter

•	Compensation and Governance Committee Charter

•	Nominating Committee Charter

•	Code of Conduct applicable to all directors, officers and employees of Jones Soda Co.

•	Code of Ethics for our CEO and senior financial officers.

A copy of any of the materials filed with or furnished to the SEC or copies of the corporate governance materials described above are available free of charge and can be mailed to you upon request to Jones Soda Co., 66 South Hanford Street, Suite 150, Seattle, Washington 98134.

Properties

We currently lease approximately 6,500 square feet of retail/office space in Seattle, Washington for our principal executive and administrative offices. The term of the lease is five years expiring February 2020 with an option to extend for additional one-year terms. See Note 6 in the Notes to Consolidated Financial Statements included in this prospectus for further discussion.

We do not own real property.

Legal Proceedings

We are not currently involved in any material legal proceedings. We may be involved from time to time in various claims and legal actions arising in the ordinary course of business, including proceedings involving employee claims, contract disputes, product liability and other general liability claims, as well as trademark, copyright, and related claims and legal actions. In the opinion of our management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

MANAGEMENT

The following table provides information regarding our executive officers and directors as of June 30, 2018:

Name	Age	Position
Jennifer L. Cue	54	President, Chief Executive Officer and Director
Eric Chastain	47	Chief Operating Officer and Corporate Secretary
Max Schroedl	35	Chief Financial Officer
Jeffrey D. Anderson	70	Director
Christopher Beach	49	Director
Richard V. Cautero	63	Director
Michael M. Fleming	69	Director
Raymond Silcock	67	Director

Jennifer L. Cue. Ms. Cue was appointed as our President and Chief Executive Officer effective June 27, 2012 after joining the Board of Directors in April 2012. Ms. Cue served as Interim Chief Financial Officer of the Company from September 2011 to December 2011. She previously served in many roles with the Company, including as Chief Financial Officer and Corporate Secretary from 1997 to 2005, as Chief Operating Officer from 2002 to 2005, and as Vice President, Corporate and Financial Development from 1995 to 1997. She also previously served as a member of the Board from 1995 to 2005. During her time away from the Company from 2005 to 2011, Ms. Cue focused on strategic business consulting, private investment initiatives and financial advising. Ms. Cue holds an MBA from McGill University in Montreal and a Bachelor of Commerce from the University of British Columbia in Vancouver, British Columbia. Ms. Cue is also a Chartered Financial Analyst. We believe Ms. Cue is qualified to serve on our Board of Directors because she brings first-hand knowledge of the Company’s day-to-day operations as well as an understanding of the operational, financial and strategic issues facing our Company.

Eric Chastain. Mr. Chastain was appointed as our Chief Operating Officer effective June 2014. He has been with the Company for nearly 16 years, and previously served as Vice President of Operations of the Company from May 2002 to June 2014. As Chief Operating Officer, Mr. Chastain is responsible for directing the operational aspects of our contract manufacturing, as well as purchasing, logistics, and product development. Additionally, Mr. Chastain leads the international business development for the Company. Prior to joining the Company, Mr. Chastain had several years of beverage manufacturing experience as Director of Operations. Mr. Chastain attended Washington State University and Central Washington University where he earned a Bachelor of Arts degree in Business Administration.

Max Schroedl. Mr. Schroedl was appointed as our Chief Financial Officer effective March 7, 2017. Mr. Schroedl served in various financial roles since joining the Company in January 2016. Previously, Mr. Schroedl served as Controller of Sabey Data Centers from May 2013 to November 2015. In addition, he held various accounting and financial reporting roles at Expedia, Inc. from May 2012 to May 2013, BRE Properties Inc. from April 2008 to May 2012, and Deloitte from September 2006 to March 2008. Mr. Schroedl has a Bachelor of Arts in Business Administration (accounting emphasis) and Masters in Public Accounting (audit and assurance), both from the University of Washington, and is a Certified Public Accountant.

Jeffrey D. Anderson. Mr. Anderson has over 35 years of consumer products experience working for public and private companies in senior management positions. He owned his own company and successfully grew the sales and profits of such company as CEO for 20 years before he sold the company. Mr. Anderson currently works as a Board member and Senior VP at Harbor Wholesale Foods, a large Pacific Northwest food service distributor that services retailer outlets like Subway and Taco Time, as well as hundreds of convenience stores and quick serve retailers. Mr. Anderson has also had considerable M&A experience with over 40 acquisitions and some divestitures throughout his career. Mr. Anderson received a Bachelor of Business Administration and Masters degree from the University of Iowa.

Christopher Beach. Mr. Beach has 25 years of small company governance, investment and strategy experience with a consumer and business services sector concentration. Mr. Beach served as director of Kleinfeld Bridal, a luxury retailer, from 2012 to 2014. From 2009 to 2012, Mr. Beach was Director of Business Development for Dycom Industries, Inc., an engineering and construction company, where he was responsible for intellectual property commercialization and other new business opportunities. From 2006 to 2011, Mr. Beach served as director of Ballantyne Strong, Inc., a provider of cinema and digital signage solutions. During his tenure, Mr. Beach was Chairman of the Compensation Committee and a member of the Audit and Nominating Committees of Ballantyne Strong, Inc. Mr. Beach was a portfolio manager and research analyst for Pequot Capital Management, a global investment partnership, from 1993 to 2002. From 1991 to 1933, Mr. Beach was a financial analyst for Salomon Brothers, a multinational investment bank. Mr. Beach received his Bachelor of Arts Degree in economics from Columbia University in 1991.

Richard V. Cautero. Mr. Cautero is President and Managing Director of Executive Advisory Services, where he has performed consulting, board and advisory work in the consumer, manufacturing and service sectors since 2006. Prior to 2006, he successfully held numerous executive positions in the Consumer Packaged Goods Sector (CPG) over an almost 30 year career with Kraft Foods and its former corporate parent, The Altria Group. Some examples of his key executive roles included Vice President of Finance for Corporate Planning & Strategy at the Altria corporate parent and Chief Financial Officer of the Maxwell House Coffee Division at Kraft, among many others. Mr. Cautero earned both Bachelors and Masters of Business Administration degrees from Hofstra University. We believe Mr. Cautero is qualified to serve on our Board of Directors because of his deep understanding and experience in our industry sector as well as his track record of improving operating performance in the companies where he has worked.

Michael M. Fleming. Mr. Fleming is Chairman of our Board of Directors. Mr. Fleming is an attorney with the law firm Ryan, Swanson & Cleveland, PLLC specializing in real estate, dispute resolution, securities and environmental matters. Mr. Fleming previously was an attorney with the law firm of Lane Powell PC from 2000 to 2013. Mr. Fleming served on the Board of Directors of S&W Seed Co., an agricultural products company, where he served as Chairman of the Audit and Compensation Committees. Mr. Fleming has served on the Board of Directors of Big Brothers and Big Sisters of Puget Sound since 2002 and was Chairman of the Board of Directors for 2008/2009. He has also been the President and owner of Kidcentre, Inc., a company in the business of providing child care services in Seattle, Washington, since 1988. Since 1985, he has also been the President and owner of Fleming Investment Co., an investment company. Mr. Fleming holds a Bachelor of Arts degree from University of Washington and a law degree from the University of California, Hastings College of the Law. We believe Mr. Fleming is qualified to serve on our Board of Directors because his experience as President and owner of two businesses as well as his legal background contribute legal expertise in matters of business and securities law.

Raymond Silcock Mr. Silcock is an experienced chief financial officer and director. He currently serves as an independent director and the audit committee chair of Pinnacle Foods Inc. (NYSE: PF) since 2008 and also as an advisory partner at Alliance Consumer Growth, a private equity firm, since 2010. Mr. Silcock previously served on the boards of directors of Bacardi Limited, Prestige Brands Holdings Inc. (NYSE:PBH) from 2006 to 2009 and the American Italian Pasta Company (NASDAQ:AIPC) from 2006 to 2007. From 2016 to 2018, Mr. Silcock served as executive vice president and chief financial officer for CTI Foods, LLC and served as executive vice president and chief financial officer at Diamond Foods Inc. (formerly NASDAQ: DMND) from 2013 until the company was sold to SnydersLance in 2016. Mr. Silcock also served as executive vice president and chief financial officer of The Great Atlantic & Pacific Tea Company (A&P) from 2011 to 2013 and served as a management consultant and executive-in-residence for Palm Ventures, LLC from 2010 to 2012. In 2007, he was appointed executive vice president and chief financial officer of US Tobacco, LLC (formerly NYSE: UST) and served until the sale of UST to Altria in 2009. He served as executive vice president and chief financial officer of Swift & Co from 2006 until the company was sold to JBS in 2007. From 1998 until 2005, Silcock served as executive vice president and chief financial officer of Cott Corporation (NYSE: COT) and before that was chief financial officer at Delimex Holdings from 1997 to 1998. From 1979 until 1997 Silcock served in various positions of increasing responsibility at Campbell Soup Company (NYSE: CPB) culminating in vice president finance - bakery and confectionery division. Mr. Silcock holds an MBA from the Wharton School of the University of Pennsylvania and is a fellow of the Chartered Institute of Management Accountants (UK).

Family Relationships

No family relationships exist between any of our current or former directors or executive officers.

Term of Office of Directors and Director Independence

Our Board of Directors is currently comprised of five directors, and is searching for qualified candidates to fill a current vacancy and bring the number of directors to a total of six. Each director elected at the annual meeting of shareholders will hold office until the next annual meeting of shareholders or until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. The Board of Directors has determined that four of our five current directors are “independent directors” within the meaning of the listing standards of The Nasdaq Stock Market: Jeffrey Anderson, Richard Cautero, Michael Fleming and Christopher Beach. In making its independence determinations, the Board of Directors considered all relationships between any of the directors and the Company. Our Board of Directors has determined that each of the Company’s committees satisfies the independence requirements of the SEC and The Nasdaq Stock Market.

Board Leadership Structure and Role in Risk Oversight

The Board of Directors selects by consensus the Chairman from the directors. Michael Fleming serves as the current Chairman of the Board. The Board of Directors does not have a specific policy on whether the roles of Chief Executive Officer and Chairman of the Board should be separate, or if the roles are separate, whether the Chairman of the Board should be selected from the non-employee directors. Currently, these roles are separate and the Chairman is a non-employee director. The Board of Directors believes that it should have discretion to determine the most appropriate leadership structure within the Board from time to time.

The Board of Directors believes having an independent Chairman of the Board is the appropriate leadership structure for the Board at this particular time. The Board believes this structure ensures a greater role for the independent directors in the oversight of the Company, as well as their active participation in setting agendas and establishing priorities and procedures for the work of the Board. The Board also believes its administration of risk oversight, as discussed below, has not affected the Board’s leadership structure.

The Board of Directors oversees the risk management process, while executive management oversees and manages risk on a day-to-day operational basis. The Board receives regular reports from executive management on areas of material risk to the Company, including operational, financial, legal, regulatory and strategic risks. While the Board is ultimately responsible for risk oversight, each of the Board committees assists in fulfilling these oversight responsibilities. The Audit Committee oversees management of financial risks by identifying key areas of risk for the Company, reviewing management’s policies, programs and policies to deal with risk, identifying members of management whose responsibility it is to manage risks and receiving reports from such persons. The Compensation and Governance Committee (the “Compensation Committee”) is responsible for overseeing the management of risks relating to corporate governance and the compensation of executives, employees and non-employee directors. The Nominating Committee manages risks associated with Board composition, including the independence of Board members. The Chair of the relevant Board committee reports on its discussions to the full Board, enabling the Board and its committees to coordinate the risk oversight roles.

Audit Committee

The Audit Committee represents the Board of Directors in discharging its responsibilities relating to our accounting, reporting, financial and internal control practices. The Audit Committee has general responsibility for reviewing with management the financial and internal controls and the accounting, auditing and reporting activities of our company and our subsidiaries. Among its responsibilities, the Audit Committee: annually reviews the qualifications and independence of our independent public accounting firm; is responsible for selecting, retaining or replacing our independent auditors; reviews the scope, fees and result of their audit; reviews and approves any non-audit services and related fees; is informed of their significant audit findings and management’s responses; and reviews legal and regulatory compliance matters. The Audit Committee reviews the quarterly and annual financial statements and recommends their acceptance to the Board of Directors. The Audit Committee has a written charter, which is posted on the Company’s website at http://www.jonessoda.com/pages/Corporate-Governance under the heading “Corporate Governance.”

Compensation and Governance Committee

Pursuant to its written charter, the primary functions of the Compensation Committee are to assist with the responsibilities of the Board of Directors relating to the compensation of the Company’s Chief Executive Officer, other executives, and employees, and administration of the Company’s benefit plans. The Compensation Committee is also responsible for performing other compensation- and governance-related duties set forth in its written charter, which is posted on the Company’s website at http://www.jonessoda.com/pages/Corporate-Governance under the heading “Compensation Committee Charter.” The Compensation Committee, when appropriate, may delegate authority to subcommittees and may delegate authority to one or more designated members of the Committee, the Board or Company officers. Additionally, the Compensation Committee, in its sole discretion, may retain compensation consultants, independent counsel, accounting and other professionals without seeking approval of the Board with respect to the selection, fees or retention terms for these advisors. The Compensation Committee did not retain a compensation consultant in 2017.

Under its charter, the Compensation Committee establishes, and annually reviews, policies regarding executive compensation. With respect to our Chief Executive Officer, the Compensation Committee solicits input from the full Board of Directors and, based on that input, develops corporate goals and objectives relevant to the CEO’s compensation, evaluates the CEO’s performance in light of those goals and objectives and recommends to the Board the CEO’s compensation based on this evaluation and other relevant information. For other executive officers, the CEO provides the Compensation Committee a performance assessment and recommendation regarding performance goals and compensation. The Compensation Committee reviews this information and the recommendations, as well as other relevant information, and recommends the compensation of these officers on an annual basis to the Board for approval. With respect to equity grants, the Compensation Committee has the authority, without Board approval, to approve all equity awards to employees and executive officers.

The Chief Executive Officer reports to the Compensation Committee periodically on the results of the evaluations of our executive officers (other than the CEO). In addition to the CEO’s involvement in setting individual performance goals, conducting evaluations and making compensation recommendations for other executive officers, our management team plays an active role in updating the Compensation Committee on the trends and challenges of hiring, retaining and competing for talent. The management team periodically suggests alternative forms of compensation or compensation strategies to assist the Compensation Committee in recommending to the Board compensation packages that will enable us to attract and retain key talent.

Under its charter, the Compensation Committee also reviews director compensation practices, including analysis of our practice in comparison to other companies, and recommends to the Board of Directors revisions to our director compensation program. In addition, the Compensation Committee develops, periodically reviews and recommends to the Board director and executive stock ownership guidelines, and provides oversight and recommendations to the Board regarding our tax-qualified and nonqualified benefit plans. The Compensation Committee reports regularly to the Board and seeks its approval on any other significant matters arising from the Committee’s work, including awards to top executives and special executive employment, compensation and retirement arrangements.

Nominating Committee

The primary functions of the Nominating Committee are to identify individuals qualified to become members of the Board of Directors and to approve and recommend to the Board of Directors director candidates for election to the Board of Directors. The Nominating Committee is also responsible for performing other related duties set forth in its written charter, which is posted on the Company’s website at http://www.jonessoda.com/pages/Corporate-Governance under the heading “Nominating Committee Charter.”

The Nominating Committee is generally responsible for the identification, review, selection and recommendation to the Board of Directors of candidates for director nominees, including the development of policies and procedures to assist in the performance of these responsibilities. The Nominating Committee reviews with the Board the requisite qualifications, skills and characteristics for Board nominees and composition and the specific considerations relating to individual director candidates. Upon the Nominating Committee’s recommendations, the Board recommends the director nominees to the shareholders for election.

Potential director candidates are referred to the Chair of the Nominating Committee for consideration by the Nominating Committee, which may then recommend the director candidate to the Board of Directors for its consideration, if deemed appropriate. If necessary or desirable in the opinion of the Nominating Committee, the Nominating Committee will determine appropriate means for seeking additional director candidates, including engagement of outside consultants to assist in the identification of director candidates.

The Nominating Committee has recommended to the Board of Directors, and the Board has adopted, the Director Selection Guidelines set out in Exhibit A to the Nominating Committee charter. In accordance with the Director Selection Guidelines, the Nominating Committee and the Board, as appropriate, will review the following considerations, among others, in their evaluation of candidates for Board nomination: personal and professional ethics; training, experience and ability at making and overseeing policy in business; commitment to fulfilling the duties of the Board; commitment to understanding the Company’s business; commitment to engaging in activities in the best interests of the Company; independence; diversity; industry knowledge and contacts; financial or accounting expertise; leadership qualities; public company board of director and committee experience and other relevant qualifications. The Nominating Committee does not have a formal policy with respect to diversity; however, the Nominating Committee and the Board believe it essential to have directors representing diverse viewpoints. Accordingly, diversity is one factor considered by the Nominating Committee in evaluating overall Board composition and evaluating appropriate director candidates. We believe our current directors bring strong diversity of experiences to the Board as leaders in business, finance and legal affairs. Under the oversight of the Nominating Committee, the Board periodically reviews the composition of the Board and assesses the characteristics and critical skills required of prospective director candidates.

The Nominating Committee periodically reviews with the Board the appropriate process for and the considerations to be taken in the evaluation of director candidates. In the event there is a vacancy on the Board, the Chair of the Nominating Committee will initiate the effort to identify appropriate director candidates.

Compensation Committee Interlock and Insider Participation

Michael Fleming (Chair), Susan Schreter, Mills Brown, and Jeffrey Anderson served on the Company’s Compensation Committee during all or a portion of fiscal year 2017. No member of the Compensation Committee is now, or was during 2017, an officer or employee of the Company. No member of the Compensation Committee had any relationship with the Company or any of its subsidiaries during 2017 pursuant to which disclosure would be required under applicable SEC rules pertaining to the disclosure of transactions with related persons. None of the executive officers of the Company currently serves or served during 2017 on the board of directors or compensation committee of another company at any time during which an executive officer of such other company served on the Company’s Board of Directors or Compensation Committee.

Code of Ethics

We have a Code of Ethics that applies to our Chief Executive Officer, Controller and other senior financial officers, as well as a Code of Conduct applicable to all directors, officers and employees. A copy of each is posted on the Company’s website at http://www.jonessoda.com/pages/Corporate-Governance under the headings “Code of Ethics” and “Code of Conduct.” If we waive any material provision of our Code of Conduct or Code of Ethics for our CEO and senior financial officers or substantively change the codes, we will disclose that fact on our website within four business days.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows for the fiscal years ended December 31, 2017 and 2016, all compensation awarded, earned by or paid to the following persons (the “Named Executive Officers”) by the Company:

•	Jennifer L. Cue, our President and Chief Executive Officer;

•	Eric Chastain, our Chief Operating Officer and Corporate Secretary; and

•	Max Schroedl, our Chief Financial Officer

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Jennifer L. Cue	2017	96,000	—	6,000	102,000
President, Chief Executive Officer and Director	2016	96,000	—	6,000	102,000
Eric Chastain	2017	105,000	—	—	105,000
Chief Operating Officer and Corporate Secretary	2016	105,000	27,852	—	132,852
Max Schroedl (3)	2017	100,000	—	—	100,000
Chief Financial Officer	2016	92,051	72,619	—	164,670

(1)	Represents the aggregate grant date fair value for awards granted, as applicable, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC Topic 718”). See Note 8 of the consolidated financial statements for the year ended December 31, 2017 regarding the assumptions underlying the valuation of equity awards.
(2)	“All Other Compensation” for 2017 and 2016 consisted of a $6,000 car allowance.
(3)	Mr. Schroedl joined the Company on January 29, 2016.

Narrative Disclosure to Summary Compensation Table

The following describes the material factors necessary to understand the compensation disclosed in the Summary Compensation Table.

Jennifer L. Cue. Ms. Cue serves as our President and Chief Executive Officer pursuant to an employment agreement that was effective June 2012. Pursuant to the employment agreement, Ms. Cue receives an annual base salary of $96,000 and based on the achievement of performance metrics that may be established by the Compensation and Governance Committee of our Board of Directors, she will be eligible for performance-based bonuses. No performance bonus was paid to Ms. Cue for 2017 or 2016. During 2017 and 2016, Ms. Cue was entitled to a $500 per month car allowance.

Under the employment agreement, if Ms. Cue is terminated without Cause in connection with a Change of Control (as defined in the 2011 Incentive Plan), she will be entitled to receive a lump sum payment equal to six months of her then current base salary payable within two and one-half months following her termination date.

For purposes of Ms. Cue’s employment agreement, Cause is defined as follows: (i) conviction of any felony or misdemeanor; (ii) breach of our Code of Ethics, Insider Trading Policy or Regulation FD policies, as now in effect or as modified in the future; (iii) theft or embezzlement from us; or (iv) attempt to obstruct or failure to cooperate with any investigation authorized by us or any governmental or self-regulatory entity.

Eric Chastain. Mr. Chastain has served as our Chief Operating Officer since June 2014 and as Corporate Secretary since December 2015. Mr. Chastain previously served as Vice President of Operations from 2002 until June 2014 when he was promoted to Chief Operating Officer. Mr. Chastain receives an annual base salary of

$105,000. In addition, Mr. Chastain is eligible to receive an annual performance bonus based on the Company achieving certain net income targets, all subject to approval by the Compensation and Governance Committee. No performance bonus was paid to Mr. Chastain for 2017 or 2016.

In connection with his performance, in December 2016, the Company awarded Mr. Chastain a stock option grant of 100,000 shares of common stock with an exercise price of $0.41 per share subject to the terms and conditions of the 2011 Incentive Plan (the “2011 Plan”), 50,000 shares of which became exercisable once the Company achieved certain quantitative performance targets, and 50,000 shares of which would become exercisable as follows: (i) 25% of such shares upon the first anniversary of the vesting commencement date and (ii) an additional 1/48th of such shares at the conclusion of each additional one-month period thereafter until December 8, 2020. The Company performance targets were met, and 50,000 of such options vested in 2017.

Max Schroedl. Mr. Schroedl currently serves as our Chief Financial Officer effective March 7, 2017. Mr. Schroedl, served as Vice President of Finance and Principal Financial Officer of the Company since May 2016. Mr. Schroedl served as Controller of the Company from January 2016 to May 2016. As the Chief Financial Officer of the Company, Mr. Schroedl receives an annual base salary of $100,000. In addition, Mr. Schroedl is eligible to receive an annual performance bonus based on the Company achieving certain net income targets, all subject to approval by the Company’s Compensation and Governance Committee. In connection with his appointment as the Company’s Chief Financial Officer, the Company also granted Mr. Schroedl stock options to purchase 100,000 shares of common stock, with an exercise price of $0.49 per share (the closing price of the Company’s common stock on the date of the grant) on December 8, 2016. The option vests at a rate of 25% on January 29, 2017 and an additional 1/48th vests each additional one-month period thereafter until January 29, 2020.

In January 2016, Mr. Schroedl was granted stock options to purchase 50,000 shares of common stock, with an exercise price of $0.43 per share (the closing price of our common stock on the date of the grant). This option vests at a rate of 25% on January 29, 2017 and an additional 1/48th vests each additional one-month period thereafter until January 29, 2020. In May 2016, Mr. Schroedl was granted an additional stock option for the purchase of 50,000 shares of common stock, with an exercise price of $0.69 per share (the closing price of our common stock on the date of the grant), and vests in the same manner as his initial grant.

Outstanding Equity Awards at Fiscal Year-End 2017 Table

The following table presents information about outstanding equity awards held by each of the Named Executive Officers as of December 31, 2017.

		Option Awards
		Number of Securities Underlying Unexercised Options (#)
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date
Jennifer L. Cue (1)	12/21/2015	250,000	—	$0.41	12/21/2025
	12/13/2011	10,000	—	0.49	12/13/2021
	9/12/2011	10,000	—	0.83	9/12/2021
Eric Chastain (2)	12/8/2016	50,000	—	0.49	12/8/2026
	12/8/2016	12,500	37,500	0.49	12/8/2026
	11/18/2015	26,042	23,958	0.41	11/18/2025
	12/12/2013	50,000	—	0.47	12/12/2023
	1/24/2013	100,000	—	0.27	1/24/2023
	12/6/2012	15,000	—	0.31	12/6/2022
	4/12/2010	10,000	—	0.81	4/12/2020
	3/16/2009	15,500	—	0.80	3/16/2019
	3/27/2008	11,250	—	3.27	3/27/2018
Max Schroedl (3)	12/8/2016	25,000	75,000	0.49	12/8/2026
	5/3/2016	19,792	30,208	0.69	5/3/2026
	1/29/2016	23,958	26,042	0.43	1/29/2026

(1)	Ms. Cue’s stock options vested as follows:
•	2015 December stock option grant was fully vested upon grant;
•	2011 stock option grants in 2011 vested in full on the one-year anniversary from the respective date of grant
(2)	Mr. Chastain’s stock options vest as follows:
•	2016 stock option grant in December 2016 vests over a period of 48 months, with 25% vesting after one year and an additional 1/48th each one-month period of continuous service completed thereafter;
•	2016 stock option grant in December 2016 cliff vested in 2017 as certain quantitative Company performance metrics were met;
•	2015 stock option grant in November 2015 vests over a period of 48 months, with 25% vesting after one year and an additional 1/48th each one-month period of continuous service completed thereafter;
•	2013 stock option grant in December 2013 vests over a period of 48 months, with 25% vesting after one year and an additional 1/48th each one-month period of continuous service completed thereafter;
•	2013 stock option grant in January 2013 vests and becomes exercisable at a rate of 1/24 each month and will become fully exercisable on the two-year anniversary of the date of grant subject his continuous service;
•	2012 stock option vested in full on the one-year anniversary of the date of grant;
•	2008, 2009 and 2010 stock options vested over a period of 42 months, with 14.29% vesting on each six-month anniversary of the grant date
(3)	Mr. Schroedl’s stock options vest as follows:
•	2016 stock option grants in January 2016, May 2016 and December 2016 vest over a period of 48 months, with 25% vesting after one year and an additional 1/48th each one-month period of continuous service completed thereafter.

Additional Narrative Disclosure

As described above under “Narrative Disclosure to Summary Compensation Table,” our employment agreement with Ms. Cue, our CEO provides for certain benefits in the event of termination or change of control.

In addition, both our 2002 Stock Option and Restricted Stock Plan (the “2002 Equity Plan”) and our 2011 Plan provide for accelerated vesting of all unvested awards upon a corporate transaction, irrespective of the scheduled vesting date for these awards, unless the awards are assumed or substituted for by the successor company. For purposes of each plan, a “corporate transaction” means any of the following events:

2002 Equity Plan:

•	Consummation of any merger or consolidation in which we are not the continuing or surviving corporation, or pursuant to which shares of our common stock are converted into cash, securities or other property and our shareholders (immediately prior to such merger or consolidation) own less than 50% of the outstanding voting securities of the surviving corporation after the merger or consolidation;

•	Consummation of any sale, lease, exchange or other transfer in one transaction, or a series of related transactions, of all or substantially all of our assets; or

•	Shareholder approval of any plan or proposal for our liquidation or dissolution.

2011 Plan:

•	Consummation of a merger or consolidation of the Company with or into any other company;

•	Consummation of a statutory share exchange pursuant to which our outstanding shares are acquired or a sale in one transaction or a series of transactions undertaken with a common purpose of at least 50% of our outstanding voting securities; or

•	Consummation of a sale, lease, exchange or other transfer in one transaction or a series of related transactions undertaken with a common purpose of all or substantially all of our assets.

Under the 2011 Plan, unless the Committee determines otherwise in the instrument evidencing an award or in a written employment, services or other agreement between a participant and the Company or a related company, in the event of a change of control:

•	All outstanding awards, other than performance shares and performance units, will become fully vested and exercisable or payable, and all applicable restrictions or forfeiture provisions will lapse, immediately prior to the change of control and such awards will terminate at the effective time of the change of control, except that with respect to a change of control that is a company transaction in which such awards could be converted, assumed, substituted for or replaced by the successor company, such awards will become fully vested and exercisable or payable, and all applicable restrictions or forfeiture provisions will lapse, only if and to the extent such awards are not converted, assumed, substituted for or replaced by the successor company. If and to the extent that the successor company converts, assumes, substitutes for or replaces an award, the vesting restrictions and/or forfeiture provisions applicable to such award will not be accelerated or lapse, and all such vesting restrictions and/or forfeiture provisions will continue with respect to any shares of the successor company or other consideration that may be received with respect to such award.

•	All performance shares and performance units earned and outstanding as of the date of the change of control and for which the payout level has been determined will be payable in full in accordance with the payout schedule included in the instrument evidencing the award. Any remaining outstanding performance shares or performance units for which the payout level has not been determined will be prorated at the target payout level up to and including the date of the change of control and will be payable in accordance with the payout schedule provided in the instrument evidencing the award.

•	The Committee may in its discretion instead provide that a participant’s outstanding awards will terminate in exchange for a cash payment.

If we dissolve or liquidate, unless the Committee determines otherwise, outstanding awards will terminate immediately prior to such dissolution or liquidation.

In the event of termination of service with the Company or a related company, a participant will be able to exercise his or her stock option for the period of time and on the terms and conditions determined by the Committee and stated in the stock option agreement. If the stock option agreement does not provide otherwise, stock options may be exercised in accordance with following:

•	Any portion of a stock option that is not vested and exercisable on the date of termination of service will expire on the date of termination of service.

•	Any portion of a stock option that is vested and exercisable on the date of termination of service will expire on the earlier of:

•	the date that is three months after termination of service, if termination of service is for reasons other than cause, retirement, disability or death;

•	the one-year anniversary of termination of service, if termination of service occurs by reason of retirement, disability or death; or

•	the expiration date of the stock option.

If a participant dies after his or her termination of service but while the stock option is otherwise exercisable, the portion of the stock option that is vested and exercisable on the date of termination of services will generally expire upon the earlier of the stock option expiration date and the one-year anniversary of the date of death. If a participant is terminated for cause, all stock options will generally automatically expire upon notification to the participant of the termination.

The 2002 Equity Plan was terminated as a result of shareholder approval of the 2011 Plan. Equity awards granted after the 2011 Annual Meeting have been made under the 2011 Plan; however, all awards outstanding under the 2002 Plan will remain outstanding in accordance with their existing terms.

Compensation Practices

We have evaluated the risks arising from our compensation policies and practices for our employees and concluded that such risks are not reasonably likely to have an adverse effect on the Company. In this regard, the following factors, among others, were considered:

•	Compensation is in line with the Company’s business plan and discourages inappropriate risk-taking for short-term gains;

•	Long-term incentive compensation is primarily in the form of stock options that generally vest over multiple year periods, thereby aligning the interests of management and other key employees with the long-term interests of our stockholders;

•	Annual cash bonuses are discretionary and are not governed by a fixed formula; and

•	Sales commissions are not an element of our compensation practices for our Named Executive Officers or other senior management.

DIRECTOR COMPENSATION

We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board of Directors. In setting director compensation, the Board of Directors considers the significant amount of time that directors expend in fulfilling their duties as well as the skill level required of members of the Board of Directors.

In addition to cash and stock-based compensation, non-employee directors are reimbursed for their out-of-pocket expenses, in accordance with our reimbursement policies, incurred in attending meetings of the Board of Directors and committee meetings and conferences with our management. We also maintain liability insurance for all of our directors and executive officers, however, Ms. Cue, our sole director who is also an employee, receives no compensation for her service as a director.

2017 Standard Cash Compensation

We pay cash compensation to our non-employee directors for their service on the Board and Committees. Under our standard director compensation structure, each non-employee director received the following cash compensation for his or her service in 2017.

Non-employee (“NE”) Director Annual Retainer	$3,000
NE Director Board Meeting Attendance Fee (telephonic)	1,000 (500)
NE Director Committee Meeting Attendance Fee—live or telephonic	500
Chair of Board of Directors Annual Retainer	2,500
Chair of Audit Committee Annual Retainer	1,000
Chair of Compensation and Governance Committee Annual Retainer	750
Chair of Nominating Committee Annual Retainer	750

On August 1, 2017, the Board of Directors approved an amended compensation plan (the “Amended Plan”) for non-employee directors of the Company to take effect as of January 1, 2018. Under the Amended Plan, effective as of January 1, 2018 the non-employee director annual retainer will increase from $3,000 to $5,500.

2017 Standard Equity Compensation

We grant equity compensation to our non-employee directors for their service on the Board. Each non-employee director receives an annual stock option grant for 50,000 shares of common stock, with an exercise price equal to the fair market value of the common stock on the date of grant and a term of ten years, or can elect to receive an equivalent grant of shares of restricted stock. Stock option awards and restricted stock grants made to non-employee directors vest in full one year from the date of grant. In 2017, the director annual stock option grant was made on the first business day in January.

Under the Amended Plan, effective as of January 1, 2018, equity compensation for non-employee director service will be an annual restricted stock unit award with a value of $15,000 based on the closing share price of the first business day in January.

2017 Non-Standard Compensation

Non-employee directors can elect to receive payment of all or any portion of their cash compensation in the form of shares of our fully vested common stock in lieu of cash. Our Compensation Committee has approved this practice since June 2010. No directors elected to receive shares in lieu of payment of all or any portion of their cash compensation during 2017.

2017 Director Compensation Table

The following table presents information about compensation earned by non-employee directors during 2017:

Name	Fees Earned ($)	Option Awards ($)(1)	Total ($)
Jeffrey D. Anderson	4,000	10,551	14,551
Christopher Beach	—	—	—
Richard V. Cautero	10,500	13,556	24,056
Michael M. Fleming	13,500	13,556	27,056
Matthew K. Kellogg	10,250	13,556	23,806
Susan A. Schreter	13,000	13,556	26,556

(1)	Represents the aggregate grant date fair value for awards granted in 2017 in accordance with ASC Topic 718. See Note 8 of the consolidated financial statements for the year ended December 31, 2017 regarding the assumptions underlying the valuation of equity awards. As of December 31, 2017, each non-employee director had the following number of options outstanding: Mr. Anderson, 39,583; Mr. Beach, 0; Mr. Cautero, 270,000; Mr. Fleming, 375,000; Mr. Kellogg, 475,000; and Ms. Schreter, 325,000.

Stock Ownership Guidelines

In August 2007, the Board of Directors implemented stock ownership guidelines for its non-employee directors to further align their interests with those of shareholders. For non-employee directors, stock ownership guidelines are set at a value equal to three times their annual cash retainer and other Board fees paid to such director over the prior twelve months. Under these guidelines, non-employee directors are encouraged to increase their ownership of our common stock to meet these ownership requirements within three years of becoming a director, or within three years of the adoption of the guidelines, whichever is later. The required ownership level for each director is re-calculated as of June 30 of every third year. Shares that count toward these ownership guidelines include:

•	shares of common stock purchased on the open market;

•	common stock obtained and held through stock option exercises; and

•	vested restricted stock and in-the-money vested stock options.

For as long as a director continues to serve on the Board, he or she may sell no more than 33% of his or her vested stock holdings in any one quarter. However, directors may sell enough shares to cover their income tax liability on vested grants. The Board may approve exceptions to these guidelines on a case-by-case basis.

As of June 30, 2018, all nonemployee directors having served on the board for three years or more have met the ownership level under the stock ownership guidelines based on the ownership level established as of June 30, 2017.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On March 23, 2018 and April 18, 2018, the Company offered subscriptions and issued an aggregate principal amount of $2,920,000 of Convertible Notes (defined above) to institutional and individual accredited investors. Jennifer L. Cue, Chief Executive Officer and President of the Company, Max Schroedl, Chief Financial Officer of the Company, Eric Chastain, Chief Operating Officer and Corporate Secretary of the Company, and Steve Gress, Executive Vice President of Sales of the Company, were among the group of accredited investors who participated in the offering. These individuals each purchased Convertible Notes in the principal amounts of $100,000, $10,000, $5,000 and $5,000, respectively, pursuant to the terms of the Note Purchase Agreement and the Registration Rights Agreement (collectively, the “Transaction Documents”). Christopher Beach, a member of the Board of Directors, was also among the group of accredited investors who participated in the offering. Mr. Beach purchased a Convertible Note in the principal amount of $500,000 through a family investment company, Hawksbill Holdings, LLLP, pursuant to the terms of the Transaction Documents.

The Board of Directors reviewed the terms of the Transaction Documents, in accordance with the policies described below, and ratified and approved (a) the transactions contemplated under the terms of the Transaction Documents and (b) the purchase of such Convertible Notes by Ms. Cue and Mr. Beach.

During the period from the beginning of fiscal year 2015 through the date of this prospectus, there have been no other related person transactions.

The Board of Directors, upon the recommendation of the Audit Committee, has adopted a written policy for the review and approval or ratification of related person transactions. Under the policy, our directors and executive officers are expected to disclose to our principal financial officer (or, if the transaction involves the principal financial officer, to the Chief Executive Officer) (either, as applicable, the “Designated Officer”) the material facts of any transaction that could be considered a related person transaction promptly upon gaining knowledge of the transaction. A related person transaction is generally defined as any transaction required to be disclosed under Item 404(a) of Regulation S-K, the SEC’s related person transaction disclosure rule, except that our policy does not contain a dollar threshold for a transaction to be considered a related person transaction.

If the Designated Officer determines that the transaction is a related person transaction under SEC’s rules, the Designated Officer will notify the Chair of the Audit Committee and submit the transaction to the Audit Committee, which will review and determine whether to approve or ratify the transaction.

When determining whether to approve or ratify a related person transaction, the Audit Committee will review relevant facts regarding the related person transaction, including:

•	the extent of the related person’s interest in the transaction;

•	whether the terms are comparable to those generally available in arm’s-length transactions; and

•	whether the related person transaction is consistent with the best interests of the Company.

The related person involved in the related person transaction may participate in the approval/ratification process only to provide additional information as needed for the Audit Committee’s review. If any related person transaction is not approved or ratified by the Audit Committee, the Audit Committee may take such action in respect of the transaction as it may deem necessary or desirable in the best interests of the Company and its shareholders. If any related person transaction is ongoing or is part of a series of transactions, the Audit Committee may establish guidelines as necessary to appropriately review the ongoing related person transaction. After initial approval/ratification of the transaction, the Audit Committee will review the related person transaction on a regular basis (at least annually).

The Audit Committee is authorized to administer our related person transactions policy, and may amend, modify and interpret the policy as it deems necessary or desirable. Any material amendments or modifications to the policy will be reported to the full Board at its next regularly scheduled meeting. In addition the Audit Committee will conduct an annual review and assessment of the policy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of June 30, 2018 certain information regarding the beneficial ownership of our outstanding common stock by the following persons or groups:

•	the Named Executive Officers identified in the Summary Compensation Table below;

•	each of our current directors and director nominees; and

•	all of our current directors and executive officers as a group.

Other than Ms. Cue, our CEO, we are not aware of any person who beneficially owned more than 5% of our common stock as of March 23, 2018.

As of June 30, 2018 there were 41,464,373 shares of common stock issued and outstanding. Unless otherwise indicated, each person’s address is c/o Jones Soda Co., 66 S. Hanford St., Suite 150, Seattle, WA 98134.

Beneficial ownership is determined in accordance with SEC rules and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 30, 2018 are deemed outstanding for computing the percentage ownership of the person holding the options, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated and subject to community property laws where applicable, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the shares listed opposite their names.

	Beneficial Ownership of Common Stock (1)
Name and Address of Beneficial Owner	No. of Shares	Options Currently Exercisable or Within 60 Days	Total Beneficial Ownership	Percent of Total
Executive Officers and Directors
Jennifer L. Cue, Chief Executive Officer and Director (2)	2,406,360	295,000	2,701,360	6.5%
Eric Chastain, Chief Operating Officer and Corporate Secretary (3)	10,500	295,708	306,208	*
Max Schroedl, Chief Financial Officer (4)	—	102,084	102,084	*
Jeff Anderson, Director	—	39,583	39,583	*
Christopher Beach, Director (5)	504,287	—	504,287	1.2%
Richard V. Cautero, Director	51,893	270,000	321,893	*
Michael M. Fleming, Director (6)	27,995	360,000	387,995	*
Raymond Silcock, Director	—	—	—	*
All current directors and executive officers as a group (7 persons)	3,001,035	1,362,375	4,363,410	10.5%

*	Less than one percent
(1)	The table is based upon information supplied by such principal shareholders, executive officers and directors.
(2)	On March 23, 2018, Mrs. Cue purchased a $100,000 Convertible Note of the Company, which accrues interest at a rate of 6.0% per annum with a four-year team and an initial conversion rate of $0.32 per share. Ms. Cue may convert all or part of such convertible note into shares of common stock of the Company at any time on or prior to the maturity date of the convertible note.

(3)	On April 18, 2018, Mr. Chastain purchased a $5,000 Convertible Note of the Company, which accrues interest at a rate of 6.0% per annum with a four-year team and an initial conversion rate of $0.32 per share. Mr. Chastain may convert all or part of such convertible note into shares of common stock of the Company at any time on or prior to the maturity date of the convertible note.
(4)	On April 18, 2018, Mr. Schroedl purchased a $10,000 Convertible Note of the Company, which accrues interest at a rate of 6.0% per annum with a four-year team and an initial conversion rate of $0.32 per share. Mr. Schroedl may convert all or part of such convertible note into shares of common stock of the Company at any time on or prior to the maturity date of the convertible note.
(5)	On April 18, 2018, Mr. Beach purchased a $500,000 Convertible Note of the Company, which accrues interest at a rate of 6.0% per annum with a four-year team and an initial conversion rate of $0.32 per share. Mr. Beach may convert all or part of such convertible note into shares of common stock of the Company at any time on or prior to the maturity date of the convertible note.
(6)	Includes 15,000 options that expire on March 27, 2018.

LEGAL MATTERS

Baker & Hostetler LLP will pass upon certain legal matters relating to the issuance and sale of the Shares. Additional legal matters may be passed upon for us or any underwriters, dealers or agents by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Jones Soda Co., as of December 31, 2017 and 2016 and for each of the years then ended have been audited by Peterson Sullivan LLP, independent registered public accounting firm, as stated in their report, which is included herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Shares. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and the Shares, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

INCORPORATION BY REFERENCE

We “incorporate by reference” information from other documents that we file with the SEC into this prospectus, which means that we disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus except for any information that is superseded by information included directly in this prospectus, and the information that we file later with the SEC will automatically supersede this information. Any statement contained in this prospectus or any prospectus supplement or a document incorporated by reference in this prospectus or in any prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference in this prospectus modifies or superseded the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should not assume that the information in this prospectus is current as of the date other than the date on the cover page of this prospectus.

We are incorporating by reference into this prospectus any additional documents that we may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the effective date of the registration statement and prior to the termination of the offering.

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number: Jones Soda Co., 66 South Hanford Street, Suite 150, Seattle, Washington 98134, (206) 624-3357.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Jones Soda Co.

Seattle, Washington

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Jones Soda Co. and subsidiaries (“the Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/S/ PETERSON SULLIVAN LLP

We have served as the Company’s auditor since 2010.

Seattle, Washington

March 29, 2018

JONES SODA CO.

CONSOLIDATED BALANCE SHEETS

	December 31, 2017	December 31, 2016
	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$397	$733
Accounts receivable, net of allowance of $7 and $13	1,247	2,174
Inventory	1,557	1,850
Prepaid expenses and other current assets	141	142

Total current assets	3,342	4,899
Fixed assets, net of accumulated depreciation of $568 and $922	39	25
Other assets	8	8

Total assets	$3,389	$4,932

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$949	$1,049
Line of credit	858	1,205
Accrued expenses	626	835
Taxes payable	1	26

Total current liabilities	2,434	3,115
Deferred rent	12	12
Shareholders’ equity:
Common stock, no par value:
Authorized — 100,000,000; issued and outstanding shares — 41,464,373 shares and 41,340,727 shares, respectively	53,822	53,772
Additional paid-in capital	8,861	8,674
Accumulated other comprehensive income	391	219
Accumulated deficit	(62,131)	(60,860)

Total shareholders’ equity	943	1,805

Total liabilities and shareholders’ equity	$3,389	$4,932

See accompanying notes to consolidated financial statements.

JONES SODA CO.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2017	2016
	(In thousands, except share data)
Revenue	$13,345	$15,667
Cost of goods sold	10,321	11,568

Gross profit	3,024	4,099
Operating expenses:
Selling and marketing	2,123	2,033
General and administrative	2,014	2,151

	4,137	4,184

Loss from operations	(1,113)	(85)
Interest expense	(75)	(85)
Other expense, net	(60)	(9)

Loss before income taxes	(1,248)	(179)
Income tax expense, net	(23)	(4)

Net loss	$(1,271)	$(183)

Net loss per share—basic and diluted	$(0.03)	$(0.00)
Weighted average basic and diluted common shares outstanding	41,420,603	41,322,944

See accompanying notes to consolidated financial statements.

JONES SODA CO.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,
	2017	2016
	(In thousands)
Net loss	$(1,271)	$(183)
Other comprehensive income:
Foreign currency translation adjustment	172	6

Total comprehensive loss	$(1,099)	$(177)

See accompanying notes to consolidated financial statements.

JONES SODA CO.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended December 31, 2017 and 2016

	Common Stock
	Number	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Equity
	(In thousands, except share amounts)
Balance, December 31, 2015	41,314,894	$53,764	$8,467	$213	$(60,677)	$1,767
Exercise of stock options	25,833	8	—	—	—	8
Stock-based compensation	—	—	207	—	—	207
Net loss	—	—	—	—	(183)	(183)
Other comprehensive income	—	—	—	6	—	6

Balance, December 31, 2016	41,340,727	53,772	8,674	219	(60,860)	1,805
Exercise of stock options	123,646	50	—	—	—	50
Stock-based compensation	—	—	187	—	—	187
Net loss	—	—	—	—	(1,271)	(1,271)
Other comprehensive income	—	—	—	172	—	172

Balance, December 31, 2017	41,464,373	$53,822	$8,861	$391	$(62,131)	$943

See accompanying notes to consolidated financial statements.

JONES SODA CO.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2017	2016
	(In thousands)
OPERATING ACTIVITIES:
Net loss	$(1,271)	$(183)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	13	15
Write-down of inventory	275	—
Stock-based compensation	187	207
Change in allowance for doubtful accounts	(6)	(14)
Changes in operating assets and liabilities:
Accounts receivable	1,072	(324)
Inventory	38	732
Prepaid expenses and other current assets	2	(27)
Other assets	—	13
Accounts payable	(102)	(737)
Accrued expenses	(219)	(24)
Taxes payable	(26)	(5)
Other liabilities	—	1

Net cash used in operating activities	(37)	(346)

INVESTING ACTIVITIES:
Purchase of fixed assets	(26)	(5)

Net cash used in investing activities	(26)	(5)

FINANCING ACTIVITIES:
Proceeds from exercise of stock options	50	8
Payment of capital lease obligations	—	(2)
Proceeds from line of credit, net of repayments	(347)	297

Net cash (used in) provided by financing activities	(297)	303

Net decrease in cash and cash equivalents	(360)	(48)
Effect of exchange rate changes on cash	24	9
Cash and cash equivalents, beginning of period	733	772

Cash and cash equivalents, end of period	$397	$733

Supplemental disclosure:
Cash paid during period for:
Interest	$69	$80
Income taxes	27	9

See accompanying notes to consolidated financial statements.

JONES SODA CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2017 and 2016

1. Nature of Operations and Summary of Significant Accounting Policies

Jones Soda Co. develops, produces, markets and distributes premium beverages which it sells and distributes primarily in the United States and Canada through its network of independent distributors and directly to its national and regional retail accounts.

We are a Washington corporation and have two operating subsidiaries, Jones Soda Co. (USA) Inc. and Jones Soda (Canada) Inc. (Subsidiaries).

Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and the Securities and Exchange Commission (SEC) rules and regulations applicable to financial reporting. The consolidated financial statements include our accounts and accounts of our wholly owned subsidiaries. All intercompany transactions between us and our subsidiaries have been eliminated in consolidation.

Liquidity

As of December 31, 2017 and 2016, we had cash and cash-equivalents of approximately $397,000 and $733,000, respectively, and working capital of $908,000 and $1.8 million, respectively. Net cash used in operations during fiscal years 2017 and 2016 totaled $37,000 and $346,000, respectively. Net cash used in operations decreased primarily due to timing of receivables. Cash flows vary throughout the year based on seasonality.

The Company has experienced recurring losses from operations and negative cash flows from operating activities. This situation created uncertainties about the Company’s ability to execute its business plan, finance operations, and initially indicated substantial doubt about the Company’s ability to continue as a going concern. On March 23, 2018, the Company received proceeds of $2.8 million in connection with the note purchase agreement described in Note 14, Subsequent Events. The Company believes that the recent financing alleviates the conditions which initially indicated substantial doubt about the Company’s ability to continue as a going concern. However, the Company has experienced and continues to experience negative cash flows from operations, as well as an ongoing requirement for additional capital to support working capital needs. The amount of additional capital that the Company may require, the timing of capital needs and the availability of financing to fund those needs will depend on a number of factors, including strategic initiatives and operating plans, the performance of our business and the market conditions for debt or equity financing.

As of the date of this Report, as a result of the recent financing, we believe that our current cash and cash equivalents, combined with our Loan Facility and anticipated cash from operations, will be sufficient to meet the Company’s funding requirements for one year after these consolidated financial statements are issued. Additionally, our Loan Facility (described below and in Note 5 to Consolidated Financial Statements), is available for our working capital needs.

We have an amended and restated revolving secured credit facility (the “Loan Facility”) with CapitalSource Business Finance Group (previously known as BFI Business Finance). The Loan Facility currently allows us to borrow a maximum aggregate amount of up to $3.2 million based on eligible accounts receivable and inventory. As of December 31, 2017, our eligible borrowing base was approximately $1.2 million, for which we had an outstanding balance of $858,000.

We may require additional financing to support our working capital needs in the future. The amount of additional capital we may require, the timing of our capital needs and the availability of financing to fund those needs will depend on a number of factors, including our strategic initiatives and operating plans, the performance of our business and the market conditions for debt or equity financing. Additionally, the amount of capital required will depend on our ability to meet our sales goals and otherwise successfully execute our operating plan. We believe it is imperative to meet these sales objectives in order to lessen our reliance on external financing in the future. We intend to continually monitor and adjust our business plan as necessary to respond to developments in our business, our markets and the broader economy. Although we believe various debt and equity financing alternatives will be available to us to support our working capital needs, financing arrangements on acceptable terms may not be available to us when needed. Additionally, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to our existing shareholders. Any such financing alternatives may not provide us with sufficient funds to meet our long-term capital requirements. If necessary, we may explore strategic transactions that we consider to be in the best interest of the Company and our shareholders, which may include, without limitation, public or private offerings of debt or equity securities, a rights offering, and other strategic alternatives; however, these options may not ultimately be available or feasible.

Use of estimates

The preparation of the consolidated financial statements requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include, but are not limited to, inventory valuation, depreciable lives and valuation of capital assets, valuation allowances for receivables, trade promotion liabilities, stock-based compensation expense, valuation allowance for deferred income tax assets, contingencies, and forecasts supporting the going concern assumption and related disclosures. Actual results could differ from those estimates.

Cash and cash equivalents

We consider all highly liquid short-term investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, receivables, and payables approximate fair value due to the short-term maturity of these instruments. The carrying value of the line of credit approximates fair value (determined based on level 3 inputs in the fair value hierarchy) because the interest rate is reflective of the rate we could obtain on debt with similar terms.

Accounts receivable

Our accounts receivable balance primarily includes balances from trade sales to distributors and retail customers. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance for doubtful accounts based primarily on historical write-off experience. Account balances that are deemed uncollectible, are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowances for doubtful accounts of $7 and $13 as of December 31, 2017 and 2016, respectively, are netted against accounts receivable. Activity in the allowance for doubtful accounts consists of the following for the years ended December 31 (in thousands):

	2017	2016
Balance, beginning of year	$13	$27
Net charges to bad debt expense	1	54
Write-offs	(7)	(68)

Balance, end of year	$7	$13

As of December 31, 2017, two customers made up 31% of our outstanding accounts receivable. As of December 31, 2016, two customers made up 25% of our outstanding accounts receivable.

Inventories

Inventories consist of raw materials and finished goods and are stated at the lower of cost or net realizable value and include adjustments for estimated obsolete or excess inventory. Cost is based on actual cost on a first-in first-out basis. Prior to the adoption of ASU 2015-11 at the beginning of the first quarter of 2017, inventory was valued at the lower of cost or market. The adoption of ASU 2015-11 did not have a material impact on our consolidated financial statements. Raw materials that will be used in production in the next twelve months are recorded in inventory. The provisions for obsolete or excess inventory are based on estimated forecasted usage of inventories. A significant change in demand for certain products as compared to forecasted amounts may result in recording additional provisions for obsolete inventory. Provisions for obsolete or excess inventory are recorded as cost of goods sold.

The provision for obsolete inventory for the year ended December 31, 2017 amounted to $275,000 as a result of discontinuing our Jones Stripped product line, raw materials related to our de-listed can offering and the discontinuation of other non-core products.

Fixed assets

Fixed assets are recorded at cost less accumulated depreciation and depreciated on the declining balance basis over the estimated useful lives of the assets as follows:

Asset	Rate
Equipment	20% to 30%
Vehicles and office and computer equipment	30%

Impairment of long-lived assets

Long-lived assets, which include fixed assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The fair value of the assets is estimated using the higher of discounted future cash flows of the assets or estimated net realizable value. Long-lived assets are grouped at the lowest level for which there are identifiable cash flows when evaluating for impairment. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Foreign currency translation

The functional currency of our Canadian subsidiary is the Canadian dollar. We translate assets and liabilities related to these operations to U.S. dollars at the exchange rate in effect at the date of the consolidated balance sheet; we convert revenues and expenses into U.S. dollars using the average monthly exchange rates. Translation gains and losses are reported as a separate component of accumulated other comprehensive income. Transaction gains and losses arising from the transactions denominated in a currency other than the functional currency are included in other expense, net in the accompanying consolidated statement of operations. Net transactions losses were $5,000 for 2017 and $9,000 for 2016.

Revenue recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Revenue is recorded net of provisions for discounts, slotting fees and promotion allowances. For the years ended December 31, 2017 and 2016, our revenue was reduced by $1.5 million and $1.8 million, respectively, for slotting fees and promotion allowances. All sales to distributors and customers are final; however, in limited instances, due to product quality issues or distributor terminations, we may accept returned product. To date, such returns have not been material.

Shipping and handling costs

Shipping and handling amounts paid to us by customers are primarily for online orders, included in revenue and total $185,000 and $163,000 for the years ended December 31, 2017 and 2016.

Advertising costs

Advertising costs, which also include promotions and sponsorships, are expensed as incurred. During the years ended December 31, 2017 and 2016, we incurred advertising costs of $661,000 and $544,000, respectively.

Income taxes

We account for income taxes by recognizing the amount of taxes payable for the current year and deferred tax assets and liabilities for future tax consequences of events at enacted tax rates that have been recognized in our financial statements or tax returns. We perform periodic evaluations of recorded tax assets and liabilities and maintain a valuation allowance, if considered necessary. The determination of taxes payable for the current year includes estimates. We believe that we have appropriate support for the income tax positions taken, and to be taken, on our tax returns and that our accruals for tax liabilities are adequate for all open years based on an assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. No reserves for an uncertain income tax position have been recorded for the years ended December 31, 2017 or 2016.

Net loss per share

Basic net loss per share is computed using the weighted average number of common shares outstanding during the periods. Diluted earnings per share is computed by adjusting the weighted average number of common shares by the effective net exercise or conversion of all dilutive securities. In 2017 and 2016, due to the net loss, outstanding stock options amounting to 4,016,653 and 3,663,716 at December 31, 2017 and 2016, respectively, and warrants amounting to 3,057,500 at December 31, 2016, were anti-dilutive.

Comprehensive loss

Comprehensive loss is comprised of net loss and translation adjustments. We do not provide income taxes on currency translation adjustments, as the historical earnings from our Canadian subsidiary is considered to be indefinitely reinvested.

Seasonality

Our sales are seasonal and we experience fluctuations in quarterly results as a result of many factors. We historically have generated a greater percentage of our revenues during the warm weather months of April through September. Sales may fluctuate materially on a quarter to quarter basis or an annual basis when we launch a new product or fill the “pipeline” of a new distribution partner or a large retail partner. Sales results may also fluctuate based on the number of SKUs selected or removed by our distributors and retail partners through the normal course of serving consumers in the dynamic, trend-oriented beverage industry. As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results expected for the fiscal year.

Recent accounting guidance

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (ASU 2014-09) as modified by ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU No. 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing,” and ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients.” The revenue recognition principle in ASU 2014-09 is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, new and enhanced disclosures will be required. Companies may adopt the new standard either using the full retrospective approach, a modified retrospective approach with practical expedients, or a cumulative effect upon adoption approach. The Company will adopt the new standard effective January 1, 2018, using the full retrospective approach. The adoption of ASU 2014-09 will not have a material impact on the Company’s consolidated financial position, results of operations, equity or cash flows.

In November 2015, FASB issued Accounting Standards Update No. 2015-17, Balance Sheet Classification of Deferred Taxes: Topic 740 (“ASU 2015-17”). Current GAAP requires the deferred taxes for each jurisdiction to be presented as a net current asset or liability and net noncurrent asset or liability. This requires a jurisdiction-by-jurisdiction analysis based on the classification of the assets and liabilities to which the underlying temporary differences relate, or, in the case of loss or credit carryforwards, based on the period in which the attribute is expected to be realized. Any valuation allowance is then required to be allocated on a pro rata basis, by jurisdiction, between current and noncurrent deferred tax assets. The new guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. As a result, each jurisdiction will now only have one net noncurrent deferred tax asset or liability. The guidance does not change the existing requirement that only permits offsetting within a jurisdiction. We adopted ASU 2015-17 at the beginning of the first quarter of 2017 and all of our deferred tax assets and liabilities, along with any related valuation allowance, were classified as noncurrent on our Consolidated Balance Sheet.

In July 2015, FASB issued Accounting Standards Update No. 2015-11, Simplifying the Measurement of Inventory: Topic 330 (“ASU 2015-11”), to amend Topic 330, Inventory. Topic 330 currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value, less an approximately normal profit margin. ASU 2015-11 requires that inventory be measured using either the first-in, first-out, or FIFO method, or average cost method be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. We adopted ASU 2015-11 during 2017 without a material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases: Topic 842 (“ASU 2016-2”), which replaces existing lease guidance. ASU 2016-2 requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than twelve months to its balance sheets. ASU 2016-2 also expands the required quantitative and qualitative disclosures surrounding leases. ASU 2016-2 is effective for the Company beginning January 1, 2019. Early adoption is permitted. While the Company expects adoption to lead to an increase in the assets and liabilities recorded on its balance sheets, the Company is still evaluating the overall impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments: Credit Losses, which changes the impairment model for most financial instruments, including trade receivables from an incurred loss method to a new forward-looking approach, based on expected losses. The estimate of expected credit losses will require entities to incorporate considerations of historical information, current information and reasonable and supportable forecasts. This ASU is effective for us in the first quarter of 2020 and must be adopted using a modified retrospective transition approach. The Company is currently evaluating the potential impact the adoption of ASU 2016-13 will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which clarifies how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU is effective for us in the first quarter of 2018 with early adoption permitted and must be applied retrospectively to all periods presented. The Company is currently evaluating the potential impact the adoption of ASU 2016-15 will have on its consolidated financial statements.

2. Inventory

Inventory consisted of the following as of December 31 (in thousands):

	2017	2016
Finished goods	$1,106	$1,180
Raw materials	451	670

	$1,557	$1,850

Finished goods primarily include product ready for shipment, as well as promotional merchandise held for sale. Raw materials primarily include ingredients, concentrate and packaging.

3. Fixed Assets

Fixed assets consisted of the following as of December 31 (in thousands):

	2017	2016
Vehicles	$393	$378
Office and computer equipment	181	380
Equipment	33	189

	607	947
Accumulated depreciation	(568)	(922)

	$39	$25

4. Accrued Expenses

Accrued expenses consisted of the following as of December 31 (in thousands):

	2017	2016
Employee benefits	$67	$74
Selling and marketing	303	380
Other accruals	256	381

	$626	$835

5. Line of Credit

We have an amended and restated revolving secured Loan Facility with CapitalSource Business Finance Group (previously known as BFI Business Finance) (“CapitalSource”). As of December 31, 2017, the maximum aggregate amount available for borrowing under the Loan Facility was $3.2 million, subject to satisfaction of certain conditions. The current term of the Loan Facility expires on December 27, 2018, unless renewed.

Under this Loan Facility, as amended in January and December 2016, we may periodically request advances equal to the lesser of: (a) $3.2 million, or (b) the Borrowing Base which is, in the following priority, the sum of: (i) 85% of eligible U.S. accounts receivable, plus (ii) 50% of eligible Canadian accounts receivable not to exceed $300,000 (subject to any reserve amount established by CapitalSource), plus (iii) 35% of finished goods inventory not to exceed $475,000 or 50% of eligible accounts receivable collateral. These terms became available to us in April 2016, and reflect an increase to our borrowing capacity of $175,000. As of December 31, 2017, our eligible borrowing base was approximately $1.2 million, for which we had an outstanding balance of $858,000.

As amended by the December 2016 renewal, advances under the Loan Facility bear interest at the prime rate plus 0.75%, where prime may not be less than 0% (resulting in an interest rate of 5.25% as of December 31, 2017), and a loan fee of 0.10% on the daily loan balance is payable monthly. The Loan Facility provides for a minimum cumulative amount of interest of $30,000 per year to be paid to CapitalSource, regardless of whether or not we draw on the Loan Facility. CapitalSource has the right to terminate the Loan Facility at any time upon 120 days’ prior written notice. All present and future obligations of the Subsidiaries arising under the Loan Facility are guaranteed by us and are secured by a first priority security interest in all of our assets. The Loan Facility contains customary representations and warranties as well as affirmative and negative covenants. As of December 31, 2017, we were in compliance with all covenants under the Loan Facility.

6. Lease Obligations

We currently lease approximately 6,500 square feet of retail/office space in Seattle, Washington for our principal executive and administrative offices. The term of the lease is five years expiring February 2020 with an option to extend for additional one-year terms, indefinitely.

As of December 31, 2017, our scheduled lease payments excluding management fees and other operational expenses were as follows (in thousands):

2018	$103
2019	106
2020	18

$227

During the years ended December 31, 2017 and 2016, we incurred rental expenses of $139,000 and $129,000 respectively.

7. Warrants

As part of our registered offering in February 2012, we sold and issued warrants for the purchase of up to 3,207,500 shares of common stock. Each warrant had an exercise price of $0.70 per share. Warrants for 150,000 shares were previously exercised for cash during 2013. Pursuant to their terms, all 3,057,500 of the then-outstanding unexercised warrants expired on August 6, 2017.

8. Shareholders’ Equity

Under the terms of our 2011 Incentive Plan (the “Plan”), the number of shares authorized under the Plan may be increased each January 1st by an amount equal to the least of (a) 1,300,000 shares, (b) 4.0% of our outstanding common stock as of the end of our immediately preceding fiscal year, and (c) a lesser amount determined by the Board of Directors (the Board), provided that the number of shares that may be granted pursuant to awards in a single year may not exceed 10% of our outstanding shares of common stock on a fully diluted basis as of the end of the immediately preceding fiscal year. Effective January 1, 2017, the total number of shares of common stock authorized under the Plan increased to 10,784,032 shares.

Under the terms of the Plan, the Board may grant awards to employees, officers, directors, consultants, agents, advisors and independent contractors. Awards may consist of stock options, stock appreciation rights, stock awards, restricted stock, stock units, performance awards or other stock or cash-based awards. Stock options are granted at the closing price of our stock on the date of grant, and generally have a ten-year term and vest over a period of 48 months with the first 25.0% cliff vesting one year from the grant date and monthly thereafter. As of December 31, 2017, there were 4,862,355 shares of unissued common stock authorized and available for future awards under the Plan.

(a) Stock options:

A summary of our stock option activity is as follows:

	Outstanding Options
	Number of Shares	Weighted Average Exercise Price
Balance at January 1, 2017	3,663,716	$0.54
Options granted	551,583	0.45
Options exercised	(123,646)	0.41
Options cancelled/expired	(75,000)	0.47

Balance at December 31, 2017	4,016,653	$0.54
Exercisable, December 31, 2017	2,964,278	$0.56
Vested and expected to vest	3,765,395	$0.54

The following table summarizes information about stock options outstanding and exercisable under our stock incentive plans at December 31, 2017:

	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.25 to $0.50	3,062,153	7.13	$0.40	2,163,696	6.52	$0.38
$0.51 to $1.09	795,750	4.99	0.77	641,832	4.18	0.80
$1.10 to $2.99	95,000	3.37	1.20	95,000	3.37	1.20
$3.00 to $3.29	63,750	0.35	3.28	63,750	0.35	3.28

	4,016,653	6.51	0.54	2,964,278	5.78	0.56

(b) Stock-based compensation expense:

Stock-based compensation expense is recognized using the straight-line attribution method over the employees’ requisite service period. We recognize compensation expense for only the portion of stock options or restricted stock expected to vest. Therefore, we apply estimated forfeiture rates that are derived from historical employee termination behavior. If the actual number of forfeitures differs from those estimated by management, additional adjustments to stock-based compensation expense may be required in future periods.

At December 31, 2017, we had unrecognized compensation expense related to stock options of $169,000 to be recognized over a weighted-average period of 2.4 years.

The following table summarizes the stock-based compensation expense (in thousands):

	Year Ended December 31,
	2017	2016
Income statement account:
Selling and marketing	$60	$49
General and administrative	127	158

	$187	$207

We employ the following key weighted-average assumptions in determining the fair value of stock options, using the Black-Scholes option pricing model and the simplified method to estimate the expected term of “plain vanilla” options:

	Year Ended December 31,
	2017	2016
Expected dividend yield	—	—
Expected stock price volatility	72.2%	80.2%
Risk-free interest rate	1.9%	1.7%
Expected term (in years)	5.3 years	5.8 years
Weighted-average grant date fair-value	$0.28	$0.33

During the year ended December 31, 2017, no material modifications were made to outstanding stock options.

The aggregate intrinsic value of stock options outstanding at December 31, 2017 and 2016 was $56,000 and $185,000 and for options exercisable was $54,000 and $152,000, respectively. The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date less the exercise price of the option. The total intrinsic value of options exercised during the year ended December 31, 2017 and 2016 was $10,000 and $3,000, respectively. The Company’s policy is to issue new shares upon exercise of options.

(c) Employee Stock Purchase Plan:

In May 2007, our shareholders approved our 2007 Employee Stock Purchase Plan (ESPP) which allows eligible employees to acquire shares of our common stock at a discount. The ESPP includes 300,000 shares available for issuance, and no amounts have been issued under the ESPP through December 31, 2017.

9. Employee 401(k) Plan

We have a 401(k) plan whereby eligible employees who have completed one hour of service per month in three consecutive months of employment may enroll. Employees can elect to contribute up to 100% of their eligible compensation to the 401(k) plan subject to Internal Revenue Service’s limitations. Beginning January 1, 2009, we instituted an employee match under our safe harbor 401(k) plan and match employee contributions up to 4% of the employee’s compensation at the rate of 100% for the first 3% contributed and at the rate of 50% for the next 2%. Effective January 1, 2014, we modified the 401(k) plan to eliminate the safe harbor matching contribution, to move to a discretionary contribution. There were no matching or discretionary contributions during the years ended December 31, 2017 and 2016.

10. Commitments and Contingencies

Commitments

As of December 31, 2017, we continue to have commitments to various suppliers of raw materials (primarily sugar and glass). Purchase obligations under these commitments are expected to total $979,000 in 2018, with no current commitments thereafter.

Legal proceedings

We are or may be involved from time to time in various claims and legal actions arising in the ordinary course of business, including proceedings involving employee claims, contract disputes, product liability and other general liability claims, as well as trademark, copyright, and related claims and legal actions. In the opinion of our management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

11. Income Taxes

The provision for income taxes consisted of the following for the years ended December 31 (in thousands):

	2017	2016
Current
State	$2	$2
Foreign	21	2

Provision for income taxes	$23	$4

Loss before provision for income taxes was as follows for the years ended December 31 (in thousands):

	2017	2016
United States	$(1,337)	$(271)
Foreign	89	92

Total	$(1,248)	$(179)

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes are as follows:

	2017	2016
Federal statutory rate	34.00%	34.00%
Effect of:
Permanent differences	(0.61)	(40.87)
State income taxes, net of federal benefit	0.54	10.01
Change in valuation allowance	(642.13)	136.18
Federal tax rate change	618.09	—
Repatriation tax on unremitted earnings	(12.68)	—
Stock-based compensation	—	(171.34)
Other	0.91	29.83

Provision for income taxes	(1.88)%	(2.19)%

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred income taxes were as follows (in thousands):

	2017	2016
Deferred tax assets
Net operating loss carry forwards	$12,080	$19,407
Intangible assets	2	3
Stock-based compensation	281	403
Tax effected state benefit	973	963
Other	101	76

Total deferred tax asset	13,437	20,852
Valuation allowance	(13,437)	(20,852)

Net deferred tax asset	$—	$—

We continue to experience significant losses in our U.S. operations that are material to our decision to maintain a full valuation allowance against our net U.S. deferred tax assets. This is due to the fact that the relevant accounting guidance puts more weight on the negative objective evidence of cumulative losses in recent years than the positive subjective evidence of future projections of pretax income. For the years ended December 31, 2017 and December 31, 2016, the valuation allowance decreased by $7.4 million and $245,000, respectively.

We continually analyze the realizability of our deferred tax assets, but we reasonably expect to continue to record a full valuation allowance on future U.S. tax benefits until we sustain an appropriate level of taxable income through improved U.S. operations and tax planning strategies.

On December 22, 2017, “H.R.1”, formerly known as the “Tax Cuts and Jobs Act”, was signed into law. Among other items, H.R.1 reduces the federal corporate tax rate to 21% from the existing maximum rate of 35%, effective January 1, 2018. As a result, the Company revalued its net deferred tax asset at the new lower tax rate resulting in a reduction to the value of the deferred tax asset before valuation allowance of $7.7 million.

H.R.1 also includes a Repatriation Transaction Tax on the net accumulated and previously untaxed earnings and profits of a U.S. taxpayer’s foreign subsidiaries. As such, the Company no longer considers the undistributed earnings of its foreign subsidiaries to be permanently reinvested outside of the U.S. and reflected an increase to the provision for income tax of approximately $158,000 for the year ended December 31, 2017, as a result of the Repatriation Transaction Tax.

At December 31, 2017, we had net operating loss carry-forwards for income tax purposes in the United States of $59.4 million which expire at various times commencing in 2019. Net operating loss carry-forwards may be subject to certain limitations under Section 382 of the Internal Revenue Code.

There are no uncertain tax positions to recognize as of December 31, 2017 and 2016.

The tax years that remain open to examination by the taxing authorities are 2013 – 2017, generally. The net operating losses from prior years are subject to adjustment under examination to the extent they remain unutilized in an open year.

12. Segment Information

We have one operating segment with operations primarily in the United States and Canada. Sales are assigned to geographic locations based on the location of customers. Geographic information for the years ended December 31 is as follows (in thousands):

	2017	2016
Revenue:
United States	$10,072	$12,350
Canada	3,091	2,958
Other countries	182	359

Total revenue	$13,345	$15,667

Fixed assets:
United States	$39	$25
Other countries	—	—

Total fixed assets	$39	$25

During the years ended December 31, 2017 and 2016, three of our customers represented approximately 53% and 49%, respectively of revenues.

13. Selected Quarterly Financial Information (unaudited)

Summarized quarterly financial information for fiscal years 2017 and 2016 is as follows (dollars in thousands, except per share data):

	Q1	Q2	Q3	Q4
2017 quarter:
Revenue	$3,535	$3,933	$3,648	$2,229
Gross profit	853	1,061	899	211
Loss from operations	(174)	(35)	(163)	(741)
Net loss	(197)	(55)	(211)	(808)
Basic and diluted loss per share	(0.00)	(0.00)	(0.01)	(0.02)

	Q1	Q2	Q3	Q4
2016 quarter:
Revenue	$4,274	$4,304	$4,083	$3,006
Gross profit	1,172	1,086	1,101	740
Loss from operations	66	(6)	87	(232)
Net income (loss)	49	(65)	69	(236)
Basic and diluted loss per share	0.00	(0.00)	0.00	(0.01)

Numbers may not sum due to rounding.

14. Subsequent Events

On March 23, 2018, we offered subscriptions and issued an aggregate principal amount of $2,800,000 of Convertible Notes to institutional and individual accredited investors, including the Company’s CEO. The Company intends to use the proceeds from the Convertible Notes to fund its Lemoncocco and Fountain initiatives and for working capital and general corporate purposes.

The Convertible Notes have a four-year term from the date of issuance and bear interest at 6% per annum until maturity. No payments of principal or interest are due until the maturity. The holders can convert the Convertible Notes at any time during the term into a number of shares of the Company’s common stock equal to the quotient obtained by dividing (i) the amount of the unpaid principal and interest on the Convertible Note by (ii) $0.32 (the “Conversion Price”). The Conversion Price is subject to broad based, weighted average antidilution protection in the event that the Company issues shares of capital stock or equity equivalents at a price that is less than $0.32 per shares prior to the conversion of the Convertible Notes.

JONES SODA CO.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2018	December 31, 2017
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$3,015	$397
Accounts receivable, net of allowance of $10 and $7	1,524	1,247
Inventory	1,467	1,557
Prepaid expenses and other current assets	135	141

Total current assets	6,141	3,342
Fixed assets, net of accumulated depreciation of $465 and $568	35	39
Other assets	8	8

Total assets	$6,184	$3,389

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,562	$949
Line of credit	759	858
Accrued expenses	588	626
Taxes payable	—	1

Total current liabilities	2,909	2,434
Convertible subordinated notes payable, net	2,408	—
Deferred rent	11	12
Shareholders’ equity:
Common stock, no par value:
Authorized — 100,000,000; issued and outstanding shares — 41,464,373 shares	53,822	53,822
Additional paid-in capital	9,260	8,861
Accumulated other comprehensive income	374	391
Accumulated deficit	(62,600)	(62,131)

Total shareholders’ equity	856	943

Total liabilities and shareholders’ equity	$6,184	$3,389

See accompanying notes to condensed consolidated financial statements.

JONES SODA CO.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended March 31,
	2018	2017
	(In thousands, except share data)
Revenue	$2,837	$3,535
Cost of goods sold	2,221	2,682

Gross profit	616	853
Operating expenses:
Selling and marketing	554	544
General and administrative	539	483

	1,093	1,027

Loss from operations	(477)	(174)
Interest expense	(21)	(15)
Other income (expense), net	34	(1)

Loss before income taxes	(464)	(190)
Income tax expense, net	(5)	(7)

Net loss	$(469)	$(197)

Net loss per share—basic and diluted	$(0.01)	$(0.00)
Weighted average basic and diluted common shares outstanding	41,464,373	41,367,662

See accompanying notes to condensed consolidated financial statements.

JONES SODA CO.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Three months ended March 31,
	2018	2017
	(In thousands)
Net loss	$(469)	$(197)
Other comprehensive income (loss):
Foreign currency translation adjustment	(17)	2

Total comprehensive loss	$(486)	$(195)

See accompanying notes to condensed consolidated financial statements.

JONES SODA CO.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three months ended March 31,
	2018	2017
	(In thousands)
OPERATING ACTIVITIES:
Net loss	$(469)	$(197)
Adjustments to reconcile net loss to net cash (used in) provided by in operating activities:
Gain on insurance claim	(36)	—
Depreciation and amortization	6	3
Stock-based compensation	49	42
Change in allowance for doubtful accounts	3	2
Changes in operating assets and liabilities:
Accounts receivable	(291)	123
Inventory	84	(277)
Prepaid expenses and other current assets	6	18
Accounts payable	616	804
Accrued expenses	(36)	(130)
Taxes payable	(2)	(17)
Other liabilities	(1)	—

Net cash (used in) provided by operating activities	(71)	371

INVESTING ACTIVITIES:
Proceeds from insurance claim on property damage	36	—

Net cash provided by investing activities	36	—

FINANCING ACTIVITIES:
Proceeds from issuance of convertible note, net	2,756	—
Proceeds from line of credit, net of repayments	(99)	(571)
Proceeds from exercise of stock options	—	16

Net cash provided by (used in) financing activities	2,657	(555)

Net increase (decrease) in cash and cash equivalents	2,622	(184)
Effect of exchange rate changes on cash	(4)	5
Cash and cash equivalents, beginning of period	397	733

Cash and cash equivalents, end of period	$3,015	$554

Supplemental disclosure:
Cash paid during period for:
Interest	$16	$15
Income taxes	6	23
Supplemental disclosure of non-cash transactions:
Beneficial conversion feature on convertible notes	$350	$—

See accompanying notes to condensed consolidated financial statements.

JONES SODA CO.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Nature of Operations and Summary of Significant Accounting Policies

Jones Soda Co. develops, produces, markets and distributes premium beverages which it sells and distributes primarily in the United States and Canada through its network of independent distributors and directly to its national and regional retail accounts.

We are a Washington corporation and have two operating subsidiaries, Jones Soda Co. (USA) Inc. and Jones Soda (Canada) Inc. (together, our “Subsidiaries”).

Basis of presentation and consolidation

The accompanying condensed consolidated balance sheet as of December 31, 2017, which has been derived from our audited consolidated financial statements, and unaudited interim condensed consolidated financial statements as of March 31, 2018, have been prepared in accordance with accounting principles generally accepted in the United States of America “GAAP” and the Securities and Exchange Commission “SEC” rules and regulations applicable to interim financial reporting. The condensed consolidated financial statements include our accounts and the accounts of our Subsidiaries. All intercompany transactions between us and our Subsidiaries have been eliminated in consolidation.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all material adjustments, consisting only of those of a normal recurring nature, considered necessary for a fair presentation of our financial position, results of operations and cash flows at the dates and for the periods presented. The operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

Liquidity

As of March 31, 2018, we had cash and cash-equivalents of approximately $3.0 million and working capital of approximately $3.2 million. Cash used in operations during the three months ended March 31, 2018 totaled $71,000 compared to $371,000 provided by operations for the same period a year ago. The increase in cash used in operations compared to the same period a year ago is primarily due to timing of the collection of receivables. We reported a net loss of $469,000 for the three months ended March 31, 2018.

We have experienced recurring losses from operations and negative cash flows from operating activities. This situation created uncertainties about the our ability to execute our business plan, finance operations, and initially indicated substantial doubt about the Company’s ability to continue as a going concern. On March 23, 2018, we received proceeds of $2,800,000 and on April 18, 2018, we received $120,000 in connection with the note purchase agreement described in Note 4 and Note 7. We believe that the recent financing alleviates the conditions which initially indicated substantial doubt about our ability to continue as a going concern. However, we have experienced and continue to experience negative cash flows from operations, as well as an ongoing requirement for additional capital to support working capital needs. The amount of additional capital that we may require, the timing of capital needs and the availability of financing to fund those needs will depend on a number of factors, including strategic initiatives and operating plans, the performance of our business and the market conditions for debt or equity financing.

As of the date of this Report, we believe that our current cash and cash equivalents, combined with our Loan Facility and anticipated cash from operations, will be sufficient to meet the our anticipated funding requirements for one year after these consolidated financial statements are issued. Additionally, our Loan Facility (described below), is available for our working capital needs.

We have a revolving secured credit facility with CapitalSource Business Finance Group (the “Loan Facility”). The Loan Facility allows us to borrow a maximum aggregate amount of up to $3.2 million based on eligible accounts receivable and inventory. As of March 31, 2018, our accounts receivable and inventory eligible borrowing base was approximately $1.6 million, of which we had drawn down approximately $759,000. See Note 3 for further information.

We may require additional financing to support our working capital needs in the future. The amount of additional capital we may require, the timing of our capital needs and the availability of financing to fund those needs will depend on a number of factors, including our strategic initiatives and operating plans, the performance of our business and the market conditions for available debt or equity financing. Additionally, the amount of capital required will depend on our ability to meet our sales goals and otherwise successfully execute our operating plan. We believe it is imperative that we meet these sales objectives in order to lessen our reliance on external financing in the future. We intend to continually monitor and adjust our business plan as necessary to respond to developments in our business, our markets and the broader economy. Although we believe various debt and equity financing alternatives will be available to us to support our working capital needs, financing arrangements on acceptable terms may not be available to us when needed. Additionally, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to our existing shareholders. Any such financing alternatives may not provide us with sufficient funds to meet our long-term capital requirements. If necessary, we may explore strategic transactions that we consider to be in the best interest of the Company and our shareholders, which may include, without limitation, public or private offerings of debt or equity securities, a rights offering, and other strategic alternatives; however, these options may not ultimately be available or feasible when needed.

Seasonality and other fluctuations

Our sales are seasonal and we experience fluctuations in quarterly results as a result of many factors. We historically have generated a greater percentage of our revenues during the warm weather months of April through September. Sales may fluctuate materially on a quarter to quarter basis or an annual basis when we launch a new product or fill the “pipeline” of a new distribution partner or a large retail partner such as 7-Eleven. Sales results may also fluctuate based on the number of SKUs selected or removed by our distributors and retail partners through the normal course of serving consumers in the dynamic, trend-oriented beverage industry. As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results expected for the fiscal year.

Revenue Recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods and services transferred to the customer. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

See Note 6, Segment information, for information on revenue disaggregated by geographic area.

Because the Company’s agreements have an expected duration of one year or less, the Company has elected the practical expedient in ASC 606-10-50-14(a) to not disclose information about its remaining performance obligations.

The Company’s performance obligations are satisfied at the point in time when products are received by the customer, which is when the customer has title and the significant risks and rewards of ownership. Therefore, the Company’s contracts have a single performance obligation (shipment of product). The Company primarily receives fixed consideration for sales of product. Shipping and handling amounts paid by customers are primarily for online orders, included in revenue, and total $39,000 and $44,000 for the three months ended March 31, 2018 and 2017, respectively. Sales tax and other similar taxes are excluded from revenue.

Revenue is recorded net of provisions for discounts, slotting fees and promotion allowances, which are typically agreed to upfront with the customer and do not represent variable consideration. Discounts, slotting fees and promotional allowances vary the consideration the Company is entitled to in exchange for the sale of products to distributors. The Company estimates these discounts, slotting fees and promotional allowances in the same period that the revenue is recognized for products sales to customers. The amount of revenue recognized represents the amount that will not be subject to a significant future reversal of revenue. The liability for promotional allowances is included in accrued expenses on the consolidated balance sheets. Amounts paid for slotting fees are recorded as prepaid expenses on the consolidated balance sheets and amortized over the corresponding term. For the quarters ended March 31, 2018 and 2017, our revenue was reduced by $259,000 and $309,000 respectively, for slotting fees and promotion allowances.

All sales to distributors and customers are generally final. In limited instances the Company may accept returned product due to quality issues or distributor terminations and the Company would have variable consideration. To date, returns have not been material. The Company’s customers generally pay within 30 days from the receipt of a valid invoice. The Company offers prompt pay discounts of up to 2% to certain customers typically for payments made within 15 days. Prompt pay discounts are estimated in the period of sale based on experience with sales to eligible customers. Early pay discounts are recorded as a deduction to the accounts receivable balance presented on the consolidated balance sheets.

The accounts receivable balance primarily includes balances from trades sales to distributors and retail customers. The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in existing accounts receivable . The Company determines the allowance for doubtful accounts based primarily on historical write-off experience. Account balances that are deemed uncollectible, are charged off against the allowance after all means of collection have been exhausted and the potential for recover is considered remote. Allowances for doubtful accounts of $10 and $7 as of March 31, 2018 and December 31, 2017, respectively, are netted against accounts receivable. No impairment losses were recognized as of March 31, 2018 and December 31, 2017, respectively. Changes in accounts receivable are primarily due to the timing and magnitude of orders of products, the timing of when control of products is transferred to distributors and the timing of cash collections.

Deferred financing costs

We defer costs related to the issuance of debt which are included on the accompanying balance sheets as a deduction from the debt liability. Deferred financing costs are amortized over the term of the related loan and are included as a component of interest expense on the accompanying consolidated statements of operations.

Use of estimates

The preparation of the condensed consolidated financial statements requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include, but are not limited to, inventory valuation, depreciable lives and valuation of capital assets, valuation allowances for receivables, trade promotion liabilities, stock-based compensation expense, valuation allowance for deferred income tax assets, contingencies, and forecasts supporting the going concern assumption and related disclosures. Actual results could differ from those estimates.

Recent accounting pronouncements

In July 2017, the FASB issued ASU 2017-11, which allows companies to exclude a down round feature when determining whether a financial instrument is considered indexed to the entity’s own stock. As a result, financial instruments with down round features are no longer classified as liabilities and embedded conversion options with down round features are no longer bifurcated. For equity-classified freestanding financial instruments, such as warrants, an entity will treat the value of the effect of the down round, when triggered, as a dividend and a reduction of income available to common shareholders in computing basic earnings per share. For convertible instruments with embedded conversion options that have down round features, an entity will recognize the intrinsic value of the feature only when the feature becomes beneficial. The guidance in ASU 2017-11 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. We early adopted ASU 2017-11 effective January 1, 2018 without a material impact on our consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in ASC 605 - Revenue Recognition (“ASC 605”) and most industry-specific guidance throughout ASC 605. The FASB has issued numerous updates that provide clarification on a number of specific issues as well as requiring additional disclosures. The core principle of ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. We adopted ASC 606 effective January 1, 2018 using the full retrospective approach. The adoption of ASU 2014-09 did not have a material impact on our consolidated financial position, results of operations, equity or cash flows and there were no other significant changes impacting the timing or measurement of the Company’s Revenue or business processes and controls.

In February 2016, the FASB issued ASU No. 2016-02, Leases: Topic 842 (“ASU 2016-2”), which replaces existing lease guidance. ASU 2016-2 requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than twelve months to its balance sheets. ASU 2016-2 also expands the required quantitative and qualitative disclosures surrounding leases. ASU 2016-2 is effective for us beginning January 1, 2019. Early adoption is permitted. While we expect adoption to lead to an increase in the assets and liabilities recorded on our balance sheets, we are still evaluating the overall impact on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments: Credit Losses, which changes the impairment model for most financial instruments, including trade receivables from an incurred loss method to a new forward-looking approach, based on expected losses. The estimate of expected credit losses will require entities to incorporate considerations of historical information, current information and reasonable and supportable forecasts. This ASU is effective for us in the first quarter of 2020 and must be adopted using a modified retrospective transition approach. The Company is currently evaluating the potential impact the adoption of ASU 2016-13 will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which clarifies how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU is effective for us in the first quarter of 2018 with early adoption permitted and must be applied retrospectively to all periods presented. We adopted ASU 2016-15 during 2018 without a material impact on our consolidated financial statements.

2. Inventory

Inventory consisted of the following (in thousands):

	March 31, 2018	December 31, 2017
Finished goods	$1,100	$1,106
Raw materials	367	451

	$1,467	$1,557

Finished goods primarily include product ready for shipment, as well as promotional merchandise held for sale. Raw materials primarily include ingredients, concentrate and packaging.

3. Line of Credit

We have a revolving secured Loan Facility with CapitalSource Business Finance Group (“CapitalSource”), pursuant to which we, through our Subsidiaries, may borrow a maximum aggregate amount of up to $3.2 million, subject to satisfaction of certain conditions. The current term of the Loan Facility expires on December 27, 2018, unless renewed.

Under this Loan Facility, as amended in January and December 2016, we may periodically request advances equal to the lesser of: (a) $3.2 million, or (b) the Borrowing Base which is, in the following priority, the sum of: (i) 85% of eligible U.S. accounts receivable, plus (ii) 50% of eligible Canadian accounts receivable not to exceed $300,000 (subject to any reserve amount established by CapitalSource), plus (iii) 35% of finished goods inventory not to exceed $475,000 or 50% of eligible accounts receivable collateral. As of March 31, 2018, our accounts receivable and inventory eligible borrowing base was approximately $1.6 million, of which we had drawn down approximately $759,000. As amended by the December 2016 renewal, advances under the Loan Facility bear interest at the prime rate plus 0.75%, where prime may not be less than 0%, and a loan fee of 0.10% on the daily loan balance and is payable monthly. The Loan Facility provides for a minimum cumulative amount of interest of $30,000 per year to be paid to CapitalSource, regardless of whether or not we draw on the Loan Facility.

CapitalSource has the right to terminate the Loan Facility at any time upon 120 days’ prior written notice. All present and future obligations of our Subsidiaries under the Loan Facility are guaranteed by us and are secured by a first priority security interest in all of our assets. The Loan Facility contains customary representations and warranties as well as affirmative and negative covenants. As of March 31, 2018, we were in compliance with all covenants under the Loan Facility. The draws on the Loan Facility were used to fulfill working capital needs. We will continue to utilize the Loan Facility, as needed, for working capital needs in the future.

4. Convertible Subordinated Notes Payable

On March 23, 2018, we issued and sold an aggregate principal amount of $2,800,000 of convertible subordinated promissory notes (the “Convertible Notes”) to institutional investors, our management team, and other individual accredited investors.

The Convertible Notes have a four-year term from the date of issuance and bear interest at 6% per annum until maturity. The holders can convert the Convertible Notes at any time to the number of shares of our common stock, no par value, equal to the quotient obtained by dividing (i) the amount of the unpaid principal and interest on such Convertible Note by (ii) $0.32 (the “Conversion Price”). The Conversion Price is subject to anti-dilution adjustment on a broad-based, weighted average basis if the Company issues shares or equity-linked instruments at a conversion price below $0.32 per share. No payments of principal or interest are due until the maturity.

The Convertible Notes are subordinated in right of payment to the prior payment in full of all of our Senior Indebtedness, which is defined as amounts due in connection with the indebtedness for borrowed money of the Company to banks, commercial finance lenders (CapitalSource), or other lending institutions regularly engaged in the business of lending money, with certain restrictions.

The fair value of our common stock on the closing date for the issuance of the convertible notes was $0.36 per share, therefore, the Convertible Notes contained a beneficial conversion feature with an aggregate intrinsic value of $350,000. The resulting debt discount is presented as a direct deduction from the carrying value of the Convertible Notes and was recorded with an increase to additional paid-in capital. The discount along with the related closing costs amounting to $43,996 will be amortized through interest expense over the term of the Convertible Notes. We intend to use the proceeds from the Convertible Notes to fund our Lemoncocco and Fountain initiatives and for working capital and general corporate purposes. The accrued interest and principal balance of notes payable from related parties amounted to $100,000 at March 31, 2018.

5. Shareholders’ Equity

Under the terms of our 2011 Incentive Plan (the “Plan”), the number of shares authorized under the Plan may be increased each January 1st by an amount equal to the least of (a) 1,300,000 shares, (b) 4.0% of our outstanding common stock as of the end of our immediately preceding fiscal year, and (c) a lesser amount determined by the Board of Directors (the “Board”), provided that the number of shares that may be granted pursuant to awards in a single year may not exceed 10% of our outstanding shares of common stock on a fully diluted basis as of the end of the immediately preceding fiscal year. Effective January 1, 2018, the total number of shares of common stock authorized under the Plan was 10,784,032 shares.

Under the terms of the Plan, the Board may grant awards to employees, officers, directors, consultants, agents, advisors and independent contractors. Awards may consist of stock options, stock appreciation rights, stock awards, restricted stock, stock units, performance awards or other stock or cash-based awards. Stock options are granted with an exercise price equal to the closing price of our stock on the date of grant, and generally have a ten-year term and vest over a period of 48 months with the first 25.0% of the shares subject to the option vesting one year from the grant date and the remaining 75.0% of the shares subject to the option vesting in equal monthly increments over the subsequent 36 months. As of March 31, 2018, there were 4,310,900 shares of unissued common stock authorized and available for future awards under the Plan.

(a) Stock options:

A summary of our stock option activity is as follows:

	Outstanding Options
	Number of Shares	Weighted Average Exercise Price
Balance at January 1, 2018	4,016,653	$0.54
Options granted	395,000	0.37
Options cancelled/expired	(46,250)	2.51

Balance at March 31, 2018	4,365,403	$0.35
Exercisable, March 31, 2018	3,261,984	$0.52
Vested and expected to vest	4,093,196	$0.50

(b) Restricted stock awards:

Effective as of January 1, 2018, equity compensation for non-employee director service will be an annual restricted stock unit award with a value of $15,000 based on the closing share price of the first business day in January.

A summary of our restricted stock activity is as follows:

	Restricted Shares	Weighted- Average Grant Date Fair Value	Weighted- Average Contractual Life
Non-vested restricted stock at January 1, 2018	—	$—
Granted	202,705	0.37

Non-vested restricted stock at March 31, 2018	202,705	$0.37	9.8 years

(c) Stock-based compensation expense:

Stock-based compensation expense is recognized using the straight-line attribution method over the employees’ requisite service period. We recognize compensation expense for only the portion of stock options or restricted stock expected to vest. Therefore, we apply estimated forfeiture rates that are derived from historical employee attrition. If the actual number of forfeitures differs from those estimated by management, additional adjustments to stock-based compensation expense may be required in future periods.

At March 31, 2018, we had unrecognized compensation expense related to stock options and non-vested restricted stock of $276,000 to be recognized over a weighted-average period of 2.2 years.

The following table summarizes the stock-based compensation expense (in thousands):

	Three months ended March 31,
	2018	2017
Type of awards:
Stock options	$31	$42
Restricted stock	18	—

	$49	$42

Income statement account:
Selling and marketing	$15	$16
General and administrative	34	26

	$49	$42

We employ the following key weighted-average assumptions in determining the fair value of stock options, using the Black-Scholes option pricing model and the simplified method to estimate the expected term of “plain vanilla” options:

	Three months ended March 31,
	2018	2017
Expected dividend yield	—	—
Expected stock price volatility	67.0%	74.0%
Risk-free interest rate	2.6%	2.0%
Expected term (in years)	5.6 years	5.2 years
Weighted-average grant date fair-value	$0.23	$0.28

The aggregate intrinsic value of stock options outstanding at March 31, 2018 and 2017 was $48,000 and $210,000, respectively, and for options exercisable was $46,000 and $188,000, respectively. The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date less the exercise price of the option. There were 0 and 38,646 options exercised during the three months ended March 31, 2018 and 2017, respectively. The aggregate intrinsic value of the options exercised during the three months ended March 31, 2018 and 2017 was $0 and $3,000, respectively.

6. Segment Information

We have one operating segment with operations primarily in the United States and Canada. Sales are assigned to geographic locations based on the location of customers. Sales by geographic location are as follows (in thousands):

	Three months ended March 31,
	2018	2017
Revenue:
United States	$2,237	$2,705
Canada	583	681
Other countries	17	149

Total revenue	$2,837	$3,535

During the three months ended March 31, 2018 and 2017, two and three of our customers represented approximately 45% and 53%, of our revenue, respectively.

7. Subsequent Events

On April 18, 2018, we completed the second and final closing and issued additional convertible subordinated promissory notes with an aggregate principal amount of $120,000.

JONES SODA CO.

Up to 11,315,000 Shares of Common Stock

PROSPECTUS

July 23, 2018